11/5

04045987

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME St. George Bank Limited

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3809

FISCAL YEAR 9-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 11/8/04

St.George Bank Limited

ABN 92 055 513 070

ARLS
9-30-04

APPENDIX 4E

PROFIT ANNOUNCEMENT

for the year ended
30 September 2004

Released
1 November 2004

Available on our Internet site at www.stgeorge.com.au

CONTENTS **PAGE**

news release

1 November 2004
RE021102

St.George reports 18.3 per cent increase in profit and a 28.4 per cent increase in the annual dividend

Mr Frank Conroy, Chairman of St.George Bank, today announced a record profit after tax of $717 million for the year ended 30 September 2004, up 18.3% from the 2003 result of $606 million.

A higher final fully franked dividend of 62 cents has been declared, taking the total dividend for the year to $1.22, a 28.4 per cent increase on the previous year. The Dividend Reinvestment Plan will continue to operate for those shareholders who wish to participate.

The result highlights are as follows:

	September 2004	September 2003	Change %
Profit before significant items	$717m	$606m	18.3%
Profit after significant items	$717m	$606m	18.3%
Earnings per share	160.8 cents	142.2 cents	13.1%
Return on equity	21.42%	20.30%	
Expense to income	47.5%	49.6%	
Total Annual Dividend	$1.22	95 cents	28.4%

Managing Director, Mrs Gail Kelly, commented, "This is a clean and strong result that continues our track record of delivering on our organic growth strategy. The strength in revenue momentum has allowed us to keep investing in the future growth of the business."

Key drivers of the results are as follows:

Strong increase in business volumes

- Total lending receivables – on and off balance sheet increased by 17.3% to $70.5 billion.
- Commercial lending increased by 22% to $16.6 billion.
- Residential lending (including securitised loans) increased by 16.5% to $49.8 billion.
- Retail funding increased by 6.6% to $36.1 billion.

Solid increases in total revenue

- Total revenue (before significant items) increased by 8.9% to $2,570 million
- Net interest income increased by 11.1% to $1,612 million.
- Non-interest income (before significant items) increased by 5.3% to $958 million.
- While the interest margin declined to 2.68% from 2.76% last year, this was largely due to funding mix with lending growing faster than retail deposits. St.George's margin continues to compare favourably to major bank competitors.

Effective cost control

- Cost-to-income decreased from 49.6% to 47.5%, with operating expenses (before significant items and goodwill amortisation) increasing by 4.4%.
- Deferred expenditure asset balance has fallen by $46 million to $103 million.

Maintenance of credit quality

- Bad debts charge as a percentage of average gross loans was 0.21% (30 September 2003: 0.22%).
- Net non-accrual loans, as a percentage of net receivables, remained steady at 0.04% compared to 30 September 2003.

Strong Growth in Wealth Management

- Managed funds increased by 25.3% to $24.8 billion, with SEALCORP funds under administration up 27.6% to $18.3 billion.

On future prospects Mrs Kelly said, "Looking ahead we expect interest rates to remain relatively stable throughout 2005. A further slowdown in system home loan growth is anticipated and this may lead to additional competition in the banking sector. St.George expects to keep pace with system growth in residential lending. In addition, we expect business investment to remain buoyant throughout 2005 and St.George expects to continue to well exceed system growth in commercial lending."

"We are approaching the 2005 year with confidence as our revenue growth remains strong and we have a proven capability in driving continuous productivity improvements. Key to our differentiation is the focussed execution of our strategy of delivering superior service to our customers in our chosen markets."

St.George has established a 10% EPS growth target for 2005 and is targeting double digit EPS growth for 2006 on the assumption that the Australian economy remains reasonably robust.

Media Contact

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432

st.george

St.George Bank Limited

ABN 92 055 513 070

RESULTS FOR ANNOUNCEMENT TO THE MARKET

for the year ended

30 September 2004

1 Financial Summary

1.1 Results at a Glance

Financial Performance

- Profit after tax and before significant items was $717 million (30 September 2003: $606 million), an increase of 18.3%.
- Profit available to ordinary shareholders was $717 million (30 September 2003: $606 million), an increase of 18.3%.
- Net-interest income increased by 11.1% to $1,612 million, with an interest margin of 2.68%, down from 2.76% in the 2003 year.
- Non-interest income before the significant item was $958 million (30 September 2003: $910 million), an increase of 5.3%.
- Operating expenses before goodwill amortisation and significant items, increased by 4.4% to $1,222 million, with an expense to income ratio of 47.5%, down from 49.6% last year.
- Basic earnings per ordinary share before significant items and goodwill amortisation, increased to 160.8 cents (30 September 2003: 142.2 cents), an increase of 13.1%.
- Return on average ordinary equity before significant items and goodwill amortisation, increased to 21.42% (30 September 2003: 20.30%).

Financial Position

- Total assets were $70.0 billion (30 September 2003: $62.7 billion), an increase of 11.6%.
- Lending assets (both on and off-balance sheet) were $70.5 billion (30 September 2003: $60.1 billion), an increase of 17.3%.
- Residential receivables (including securitisation) were $49.8 billion (30 September 2003: $42.8 billion), an increase of 16.5%. Annualised growth since 31 March 2004 was 17.0%.
- Commercial loans (including bill acceptances) were $16.6 billion (30 September 2003: $13.6 billion), an increase of 22.0%.
- Consumer receivables were $4.1 billion (30 September 2003: $3.6 billion), an increase of 12.7%.
- Retail funding was $36.1 billion (30 September 2003: $33.9 billion), an increase of 6.6%.

Dividends

- A higher final ordinary dividend of 62 cents per ordinary share, fully franked (30 September 2003: 50 cents) has been declared by the Board. This takes the total dividend to 122 cents, an increase of 28.4%.
- The Dividend Reinvestment Plan will operate for the final dividend with no discount.

Other

- Managed funds increased by 25.3% to $24.8 billion (30 September 2003: $19.8 billion).
- Net non-accrual loans as a percentage of net receivables remained steady at 0.04% at 30 September 2004 compared to 30 September 2003.

1.2 Group Highlights

The financial information provided in this statement of financial results and dividend announcement relates to the operations of St.George Bank Limited and its controlled entities (the Group) for the year ended 30 September 2004. The Group's financial results have been subject to an independent audit by the Group's external auditors, KPMG. Comparative information has been reclassified where necessary to enhance comparability. In this document the term 2004 year refers to the year ended 30 September 2004 and the term 2003 year refers to the year ended 30 September 2003. Other years and half years are referred to in a corresponding manner.

		—Six months to—		—Twelve months to—	
		Sept 2004	Mar 2004	**Sept 2004**	Sept 2003
TOTAL ON BALANCE SHEET ASSETS	$m	69,960	66,326	**69,960**	62,714
SECURITISED RECEIVABLES	$m	10,549	8,345	**10,549**	7,788
MANAGED FUNDS	$m	24,825	22,604	**24,825**	19,820
OPERATING PROFIT					
Before preference dividends and:					
- after income tax, OEI (1) and before goodwill and significant items	$m	441	429	**870**	766
- after income tax, OEI, goodwill and before significant items	$m	390	377	**767**	658
- after income tax, OEI, goodwill and significant items	$m	390	377	**767**	658
After preference dividends and:					
- after income tax, OEI and before goodwill and significant items	$m	414	406	**820**	714
- after income tax, OEI, goodwill and before significant items	$m	363	354	**717**	606
- after income tax, OEI, goodwill and significant items (available to ordinary shareholders)	$m	363	354	**717**	606
UNDERLYING PROFIT	$m	689	641	**1,330**	1,163
RETURN ON AVERAGE ASSETS (2)					
- after income tax, OEI and before goodwill, significant items and preference dividends		1.28%	1.32%	**1.30%**	1.31%
- after income tax, OEI, goodwill and significant items and before preference dividends		1.13%	1.16%	**1.14%**	1.13%
RETURN ON AVERAGE RISK WEIGHTED ASSETS (2)					
- after income tax, OEI and before goodwill, significant items and preference dividends		2.13%	2.24%	**2.18%**	2.22%
- after income tax, OEI, goodwill and significant items and before preference dividends		1.88%	1.96%	**1.92%**	1.91%
RETURN ON AVERAGE ORDINARY EQUITY (2)					
- after income tax, OEI, preference dividends and before goodwill and significant items		21.24%	21.56%	**21.42%**	20.30%
- after income tax, OEI, preference dividends, goodwill and before significant items		18.62%	18.80%	**18.73%**	17.23%
- after income tax, OEI, preference dividends, goodwill and significant items		18.62%	18.80%	**18.73%**	17.23%
EXPENSES AS % AVERAGE ASSETS (2) - (excluding goodwill and significant items)		1.77%	1.88%	**1.82%**	2.00%
EXPENSE / INCOME RATIO - (excluding goodwill and significant items)		47.0%	48.1%	**47.5%**	49.6%
INTEREST MARGIN (2)		2.64%	2.74%	**2.68%**	2.76%
ORDINARY DIVIDEND (Fully franked)	Cents	62.0	60.0	**122.0**	95.0
EARNINGS PER ORDINARY SHARE (2)					
Basic					
- before goodwill and significant items	Cents	161.6	160.0	**160.8**	142.2
- after goodwill and significant items	Cents	141.9	139.3	**140.6**	120.7
Diluted					
- before goodwill and significant items	Cents	160.8	158.9	**160.0**	141.7
- after goodwill and significant items	Cents	141.5	138.9	**140.3**	120.8
Weighted Average Number of Shares					
- Basic ordinary shares	000's	511,741	508,094	**509,896**	502,314
- Diluted ordinary shares	000's	526,167	523,575	**524,322**	517,569
NET TANGIBLE ASSETS PER ORDINARY SHARE	$	5.58	5.24	**5.58**	4.86
CAPITAL ADEQUACY RATIO		11.1%	10.9%	**11.1%**	10.3%

(1) OEI refers to Outside Equity Interests in controlled entities.
(2) Half year balances are annualised.

1.2 Group Highlights (continued)

Net Interest Income

- Net interest income for the year was $1,612 million (30 September 2003: $1,451 million), an increase of 11.1%.. The increase is due to growth in average interest earning assets of 14.5% since 30 September 2003, which is partially offset by a decrease of 8 basis points in the interest margin to 2.68% from 2.76% last year (decrease of 10 basis points in the 30 September 2004 half). Lending spreads improved in the 30 September 2004 half, reflecting an improvement in the home loan product mix.

Non-Interest Income

- Non-interest income before the significant item was $958 million (30 September 2003: $910 million), an increase of 5.3%. Non-interest income before the significant item accounts for 37.3% of total income (30 September 2003: 38.5%). The increase in non-interest income resulted from strong growth in bank acceptances and managed funds, increased trading income and a $7 million increase in trust distribution income. The increased income from trust distributions is from the Bank's investment in an equities fund that invests in emerging fund managers. Lower interchange fees and higher home loan broker commissions impacted growth in non-interest income.

Operating Expenses

- The expense to income ratio, before goodwill amortisation and significant items, decreased to 47.5% (30 September 2003: 49.6%). The expense to income ratio in the September 2004 half of 47.0% also improved when compared to 48.1% in the March 2004 half. This improvement is driven by the increase in total income that is underpinned by strong growth in lending assets and managed funds.

- Operating expenses before goodwill and significant items were $1,222 million (30 September 2003: $1,170 million), an increase of 4.4%.

Income Tax

- Income tax expense before significant items increased by $47 million to $372 million compared to last year, reflecting the growth in underlying profit during the year.

Shareholder Returns

- Return on average ordinary equity, before goodwill and significant items, increased to 21.42% (30 September 2003: 20.30%).

- Basic earnings per ordinary share, before goodwill and significant items, increased to 160.8 cents (30 September 2003: 142.2 cents), an increase of 13.1%.

- The Board has declared a final ordinary dividend of 62 cents per share, payable on 17 December 2004. The dividend will be fully franked at 30%.

1.2 Group Highlights (continued)

Capital Management

The Group's capital position remains strong with Tier 1 capital adequacy at 7.3% and Tier 2 at 3.9%. The Bank's credit ratings remained unchanged during the year. The following initiatives were undertaken during the year:

- Completion of a US$400 million subordinated note raising in the United States Rule 144A market in October 2003 that qualifies as Tier 2 capital for capital adequacy purposes.
- Completion of a $2.0 billion, $1.5 billion and $2.2 billion new securitisations of residential loan receivables through the Crusade Securitisation Program in February 2004, June 2004 and September 2004 respectively.
- APRA approval granted for Perpetual Notes relating to the Bank's New Zealand operations to be reclassified from Tier 2 to Tier 1 capital for capital adequacy purposes in March 2004. The balance of Perpetual Notes at 30 September 2004 was $29 million.
- 7.2 million ordinary shares issued under the Bank's Dividend Reinvestment Plan (DRP) raising $151 million of capital.
- In August 2004, the Bank issued 3.5 million non-cumulative, redeemable and convertible preference shares called SAINTS (Subordinated Adjustable Income Non-refundable Tier 1 Securities) raising $345 million (after issue costs) with $302 million qualifying as Tier 1 capital and $43 qualifying as Tier 2 capital for capital adequacy purposes at 30 September 2004.

At 30 September 2004, the Group's adjusted common equity to risk weighted assets (ACE ratio) was 5.0% (30 September 2003: 5.4%).

The DRP will operate for the final dividend with no discount.

From 1 July 2004, APRA requires that banks deduct certain capitalised expenses such as home loan broker commissions from Tier 1 capital. At 30 September 2004, capitalised expenses subject to deduction from Tier 1 capital totalled $180 million.

Assets and Asset Quality

- Lending assets (on and off-balance sheet) were $70.5 billion (30 September 2003: $60.1 billion), an increase of 17.3%.
- Bad and doubtful debts expense for the year rose by $10 million to $112 million (30 September 2003: $102 million) largely due to an increase in the general provision for doubtful debts reflecting strong loan portfolio growth.
- The general provision for doubtful debts balance of $209 million and the unearned income on mortgage insurance premiums balance of $11 million (tax effected), when taken together, are $7 million above the accepted industry level of 0.50% of risk weighted assets.
- Asset quality remains sound and reflects the favourable credit environment and conservative risk profile of the Group's lending assets.

2 Business Summary

2.1 Strategic Overview

The Group's focused organic growth strategy continues to deliver superior returns as evidenced by the results for the year ended 30 September 2004.

In 2002, St.George articulated a strategic framework outlining its six business goals:

2002 - 2004 Strategic Framework
• Deepen and strengthen relationships with customers in our chosen markets
• Leverage specialist capabilities for growth
• Creatively differentiate on service
• Accelerate and empower relationship selling
• Build team and performance culture
• Optimise cost structure

These goals continue to provide the framework for specific work programs. Pleasing progress has been made in each business priority area and the Operational Update that follows outlines the details of progress made in each key area:

- Home Loans
- Integrated Sales and Service
- Middle Market
- Wealth Management
- Productivity Management
- Victorian Expansion
- People and Culture
- Risk Management
- Credit Quality

Service differentiation continues to underpin the Group's low risk organic growth strategy. The service program adopted throughout the Group is based on the simple construct that having engaged people delivering great customer experiences to target customer groupings will deliver superior financial results over time. The Group recognises that key to its long term success is customer retention and customer advocacy.

Specific initiatives have been undertaken during the 2004 year to support and further develop the Group's customer service positioning. These include the rollout of three phases of the Integrated Sales and Service program, accelerated investment in leadership and management training, a new recruitment and selection model, the deployment of an additional 88 relationship managers in the Middle Market and Gold Customer segments, and the 100% deployment of a new web-based teller system. In addition, significant process redesign has been effected in the Bank's Contact Centre and mortgage processing environment, leading to both improved service and improved efficiency.

Further investment is planned for the 2005 year, with continued upskilling and capability build for the front-line of the organisation a priority. The new organisational model announced on 21 October 2004 will assist in accelerating this work. 2005 will also see further progress in the implementation of the Victorian strategy, as well as planned next steps in Queensland.

The Group has developed a strong track record in terms of executing against its priorities. As a consequence, an excellent platform has been established for the next phase of growth. The Group approaches 2005 and 2006 confident that it can sustain its position of superior earnings per share performance.

2.2 Operational Update – Business Priorities

2.2.1 Home Loans

During 2004, core parts of the home loans business including product development, margin management, distribution, retention, risk management and processing efficiencies were strengthened.

The Bank's product innovation was targeted at segments where St.George has a competitive advantage or where there are relatively superior returns on offer without materially increasing the risk profile of the Bank. Examples of this are the "Family Pledge" and "No Deposit" loan products, which are targeted at first homebuyers, "Seniors Access Home Loan", which is proving popular with the growing retiree market and "Low Doc" loan, which is primarily used by small business customers.

These products have assisted in maintaining a relatively stable margin in a period where competition on the pricing front has intensified.

Momentum has been built in the Bank's proprietary channels through the Integrated Sales and Service program. Further enhancements to the Bank's proprietary channels are underway including the redesign of branch lender roles supported by focused training, sales management and an incentive model.

The volume of home loan broker introduced loans increased from 39% in the September 2003 year to 43% in the September 2004 year. The home loan broker channel provides several benefits to the Bank including the sourcing of new home loan customers. St.George's home loan broker strategy is particularly focussed in the Bank's non-core markets of Victoria, Queensland and Western Australia.

The Mortgage Transformation Program has delivered process efficiencies in 2004, resulting in enhanced customer service levels. The foundation is in place to deliver further efficiency gains in 2005 and continued improvements in customer service levels.

The customer attrition rate has improved, falling to 18.3% in the September 2004 year (30 September 2003: 21.9%). The key drivers of this improved performance have been the lower levels of the introductory loan business written since early 2003, improved product design, the early benefits of the focus on retention activities, rising interest rates and a slowing property market.

Credit quality continues to run at historically favourable levels with prudent policies in place. "Low Doc" loans have been a growing feature in the market. While "Low Doc" loans have contributed to the Bank's lending growth, other established products such as the Portfolio home equity loan continues to perform strongly and remain a key contributor to growth. The Bank carefully manages its "Low Doc" and "No Deposit" loan portfolios through the application of more rigorous underwriting, collection and portfolio risk management disciplines.

The growth in residential receivables (including securitised loans) was 16.5% for the September 2004 year compared to 18.2% in the September 2003 year. APRA has recently recommenced publishing residential loan balance statistics for Australian Authorised Deposit-Taking Institutions (ADIs), which provides a good indication of the market's performance. During the April 2004 – August 2004 period, residential lending balances (including securitised loans) for St.George grew by an annualised 17.2% whilst the ADI group grew by 15.8%.

2.2 Operational Update – Business Priorities (continued)

2.2.2 Integrated Sales and Service (ISS)

ISS is a key enabler of the Group's customer service strategy through the delivery of tools, co-ordinated market planning activities, automated reporting and management information as well as reward recognition systems designed to attract and retain customers and lift cross sales.

The first phase of ISS (mISSion 1) was implemented in the Branch Network in December 2003 and provided the foundation components of ISS. Subsequent phases of mISSion were launched in March and September 2004 aimed at strengthening and expanding the capability of staff to deliver effective sales and service outcomes. The focus has been on building the knowledge and confidence of front line staff through training, skilling and coaching. This has enabled staff to better understand their customer base, local opportunities, identify customers' financial needs and conduct more effective sales team meetings.

ISS together with other initiatives such as the redesign of key branches, the rollout of the new teller computer system and the redesign of contact call centres are all contributing to enhancing staff capabilities and delivering improved sales and service results.

2.2.3 Middle Market

This segment continues to perform strongly with lending growth of 24.1% over the past year. Customer service is a key success factor that drives growth in this segment. Customers are relationship managed by staff that are skilled in meeting customers' needs according to their industry segments. The business is focussed around six key industry segments – manufacturing and wholesale, professionals, hotels and leisure, aged care and health, property and construction, and automotive finance.

Customer loyalty and satisfaction continue to be a differentiator for St.George in the Middle Market with less than 3% of customers indicating they are likely to change bank compared to an average of 18.7% for the four major banks. East & Partners customer satisfaction surveys continue to rank St.George first in relationship management and innovation, continuing a two year trend. The high service levels provided to Middle Market customers result in stronger customer loyalty, minimal customer churn and a propensity for customers to broaden their relationship with St.George. This has resulted in an increase to 3.9 products per customer from 3.4 in September 2003. St.George was named Business Bank of the 2004 Year by CFO Magazine, reflecting achievements in growth and relationship management and awarded Business Banking Web Site of the Year by Personal Investor magazine, acknowledging St.George's market leading on-line offering.

Lending market share for this segment grew from 5.5% in September 2003 to 6.3% as at August 2004.

To realise further potential in this segment, future initiatives include broadening the connection with customers to provide their complete business banking needs, expanding the Bank's physical presence in NSW as well as other states and continuing marketing activities to enhance brand awareness and attract new customers.

2.2 Operational Update – Business Priorities (continued)

2.2.4 Wealth Management

St.George's wealth business is focused on distribution and wealth platform services with the largest business line in the division being Sealcorp with $18.3 billion funds under administration across Asgard master fund and wrap service and its institutional clients. Advance Funds Management is now a focussed product packaging business with a number of "alliance partners" such as Mellon Financial Corporation and Maple-Brown Abbott providing investment management services via specialist mandates.

During the year, the 'Asgard Elements' mini-master fund was launched, completing an administration/platform line up that now includes the fast growing 'e-wrap' service together with the full service master fund business, which continues to grow above expectations.

In the area of distribution, St.George has built strong relationships with financial advisers through the Sealcorp owned Securitor dealership and its wholesale dealer-to-dealer offering, independent financial advisers and the provision of financial advice directly to the St.George client base via the St.George Financial Planning and Private Bank network.

Wealth Management division has achieved scale in the platform market and continues to grow its distribution footprint. It also has businesses in Margin Lending, Private Bank and Insurance, all of which are growing successfully.

During the year, Sealcorp achieved a 28% increase in funds under administration to $18.3 billion on net funds inflows of $2.2 billion. The in-house St.George financial planning network grew funds under advice by 18% to $2.1 billion. Advance achieved an 18% growth in funds under management to $4.2 billion and Margin Lending assets grew 19% to $1.2 billion. Private Bank also performed strongly with lending up 13% and the Insurance business achieved a 15% growth in premium income.

The Gold customer segment, which is managed by Wealth Management, has continued its growth trajectory. Excellent retention levels have continued. Gold client satisfaction has continued to excel, with over 80% of Gold clients rating their experience as 'more than happy'. Gold clients have continued to be targeted via special branch, direct mail and contact call centre based programs.

2.2.5 Productivity Management

The Even Better Bank (EBB) program delivered a pre-tax cost savings contribution of $80 million in 2004 in accordance with the targets set for EBB. Cost savings were primarily driven from efficiency improvements, middle management staff reductions and rationalisation of computer expenditure.

The success of EBB and other initiatives have contributed to an improvement in the cost to income ratio to 47.5% (September 2003: 49.6%) and the increase in operating expenses before goodwill being contained to 4.4 % compared to the September 2003 year. The reduction in the expense to income ratio also reflects the benefits from improved disciplines in controlling project investment expenditure, which is managed centrally by the Group's Investment Review Committee.

2.2 Operational Update – Business Priorities (continued)

2.2.6 Victorian Expansion

The Group's strategy is to selectively grow its market share in a measured and managed way in geographies where it is not strongly represented. The first phase of this geographical expansion has been to focus on Gold and middle market customer segments in Victoria.

During the year, the Group opened six sites in Victoria (two business banking and four full service branches), with three further sites to be opened in 2005.

The total Victorian business achieved asset growth of 24% and liability growth of 16%.

Middle market receivables grew by 18% to $1.3 billion during the year to 30 September 2004. Residential loans grew by 27% to $4.7 billion during the year. Growth in residential loans continues to be largely sourced from the home loan broker channel, however, the percentage of loans originated from the branch channel improved during the year as the new sites became operational.

Further new branch sites and ATMs in selected market areas have been identified for implementation next year, as part of the ongoing review of the existing distribution network.

2.2.7 People and Culture

An essential component of St.George's success is having dedicated and engaged staff. Key initiatives during the year included the redesign of the front-line recruitment processes and the design and implementation of a full suite of leadership and management development programs tailored to the different levels of management across the Group.

Revised recruitment processes implemented during the year have moved away from recruiting staff simply on a *skills* basis and now use an *on attitude* approach. Staff with the right attitude can be trained in the technical skills required for their role once they join the Group. Supporting this there has been a significant increase in training for new staff from two to four weeks. This ensures that from the outset, St.George's staff have the skills and confidence required to deliver excellent customer service.

These initiatives are having a positive impact on the level of staff engagement and satisfaction across the Group, which is fundamental to improving customer service levels.

2.2.8 Risk Management

The Group in its daily activities is exposed to credit risk, liquidity and funding risk, market risk and operational risk. The Group has a well established and integrated framework to actively manage these risks through a number of specialised committees, that are responsible for policy setting, monitoring and analysing risk. Additional risk management staff were appointed during the year in the areas of operational and credit risk to enhance quantitative risk tools and processes.

The Group's risk framework is being further developed as it progresses with the implementation of the targeted Basel II advanced approaches. St.George is targeting advanced approaches for credit risk by 2008 and the advanced approach for operational risk by 2009. Accreditation and its timing is still subject to further discussion with the Australian Prudential Regulation Authority (APRA).

2.2 Operational Update – Business Priorities (continued)

2.2.9 Credit Quality

St.George's asset quality continues to be very strong, reflecting a favourable credit environment, a loan portfolio weighted towards residential loans and sound credit policies. The Group continues to be well provisioned with total specific provisions as a percentage of gross impaired assets representing 56.9% (30 September 2003: 52.5%). The charge for bad and doubtful debts was $112 million, up from $102 million last year. This comprised a general provision charge of $33 million compared to $24 million last year and a specific provision charge of $79 million compared to $78 million last year. Total impaired assets (net of specific provisions) were $28 million down from $29 million at 30 September 2003. Bad and doubtful debts expense as a percentage of average gross loans and receivables decreased to 0.21% compared to 0.22% at 30 September 2003. Net non-accrual loans as a percentage of net loans and receivables are 0.04%, which remained steady compared to last year.

2.2.10 St.George Bank New Zealand Limited (SGBNZ)

The objective for SGBNZ is to grow the Bank's core retail banking products through its alliance with Foodstuffs, New Zealand's largest supermarket retailer. The alliance provides the Bank with a low cost, low risk entry point into the New Zealand market.

Following the successful launch of deposit products in February 2003, SGBNZ commenced residential mortgage lending in July 2004. As at 30 September 2004, the balance of residential loans was NZD 46 million, while the balance of deposits have grown to NZD 328 million.

2.2.11 Organisational Restructure

In October 2004, the Group announced a change to its organisational model, affecting Personal Customer (PC) and Wealth Management (WM) Divisions. From 1 November 2004, PC will be renamed "Retail Business" and will have responsibility for customer contact points and distribution channels for retail customers. The areas of retail product development, customer segment management, retail marketing, risk management and operations will be the responsibility of WM, which will be renamed "Wealth Management and Retail Services". Linking retail products with wealth products is expected to enhance product packaging and bundling, particularly for the Group's Gold, Private Bank and small business customer segments. The restructure is also expected to deliver efficiency gains from centralising support functions, operations and processing. There will be minimal changes in the external reporting of the segmental results in future years due to these organisational changes.

2.3 Operational Update - Other

2.3.1 Depositary Capital Securities (DCS)

As reported to the market in February 2004, the Bank has received queries from and is in discussion with the Australian Taxation Office (ATO) concerning income tax deductions claimed on its DCS issued in June 1997. The Bank has provided documents and responded to questions from the ATO in respect of the DCS. The ATO is considering the documents and information provided.

St.George obtained independent legal opinions at the time the DCS were issued and further opinions recently in response to the ATO queries. St.George considers that the deductions claimed in respect of the DCS were and continue to remain valid.

The amount of primary tax relating to deductions claimed for the period from 1997 to 2003 is $75 million. A tax benefit of $6 million in respect of the 2004 DCS dividends has been recognised in the results.

The Taxation Law Amendment Bill No.7 was passed in June 2004 with effect for the Group from 1 October 2003. The financial impact of the change has been to reduce the tax benefit recognised on the DCS dividends by $3 million for the 2004 financial year. The reduction in the tax benefit in future years is subject to USD/AUD exchange rate movements.

2.3.2 Disposal of Investments

Cashcard Australia Limited (Cashcard)
In September 2002, the Bank recognised a profit of $18 million ($14 million after tax) from the sale of 16,850,145 shares it held in Cashcard.

On 15 April 2004, the Bank sold its remaining 4,319,290 shares in Cashcard to First Data Corporation Limited in accordance with the Scheme of Arrangement approved by the Supreme Court on 2 April 2004. This final sale of shares held in Cashcard resulted in a profit before tax of $17 million ($12 million after tax), which was recognised as a significant item.

Mortgage Choice Australia Limited (Mortgage Choice)
During the year, the Group disposed of 10,500,000 shares it held in Mortgage Choice. A profit of $4 million ($3 million after tax) was recognised on sale.

2.3.3 International Financial Reporting Standards

St.George has established a program to assess the impacts of International Financial Reporting Standards (IFRS) and to plan and implement systems and processes to effect the transition to IFRS.

St.George will first report in compliance with IFRS for the six-month period to 31 March 2006. IFRS requires the restatement of comparative financial statements using all standards except AASB 132 "Financial Instruments: Disclosure and Presentation", AASB 139 "Financial Instruments: Recognition and Measurement" and AASB 4 "Insurance Contracts". This will require St.George to restate its opening balance sheet at 1 October 2004. Except for those Standards mentioned above, IFRS transition adjustments will be made retrospectively against opening retained earnings at 1 October 2004. Transitional adjustments for those Standards where comparatives are not required will be made at 1 October 2005.

St.George has not finalised the quantification of the financial impacts of transition to IFRS. IFRS may potentially have a significant impact on St.George's financial position and results. The key implications are discussed as follows:

2.3 Operational Update – Other (continued)

Income tax

The transition to IFRS will require the adoption of the balance sheet approach. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base, which may result in more deferred tax assets and liabilities. Under IFRS tax effects are required to follow the underlying transaction, therefore the tax impacts can also be recognised in equity.

Hybrid Financial Instruments

PRYMES, Depository Capital Securities and Perpetual Notes, which are currently classified as equity, will be classified as debt. The dividends payable (where applicable) on these instruments will be classified as interest. It is expected that the recently issued SAINTS will continue to be classified as equity.

Transaction Fees and Costs

New rules will require fees to be recognised as either an adjustment to yield or spread over the period of service. IFRS also requires the deferral of directly attributable incremental loan origination costs and their recognition as a yield adjustment net of any fees received.

On transition certain fees previously recognised as income will be deferred in the balance sheet with a corresponding adjustment to retained earnings.

The classification of certain fee income and loan origination costs will change.

Share Based Payments

St.George does not currently recognise an expense in relation to its employee share and option schemes. On adoption of IFRS St.George will recognise an expense for all share based remuneration and will amortise this expense over the relevant vesting periods.

Goodwill

Goodwill acquired in a business combination will not require amortisation, but will instead be subject to impairment testing at least annually and any impairment will be immediately recognised.

Hedging

All derivatives contracts, whether used as hedging instruments or otherwise, will be carried at fair value in St.George's Statement of Financial Position. St.George currently marks to market trading derivatives.

To the extent hedges are ineffective, IFRS requires such ineffectiveness to be reflected in earnings. Where ineffectiveness is outside the prescribed range, IFRS precludes the use of hedge accounting and this will result in significant volatility in earnings. St.George expects to use a combination of fair value and cash flow hedging methods in respect of its interest rate risk hedges.

Loan Provisioning

The general provision based on 0.5% of risk weighted assets will be replaced, on adoption of IFRS, by a provision based on collective assessment in accordance with IFRS. Specific provisions will continue but will be measured based on IFRS requirements.

2.3 Operational Update – Other (continued)

Securitisation

IFRS introduces new requirements for the recognition of financial assets, including those transferred to a special purpose vehicle for securitisation. Existing securitisations require review to determine whether they are grandfathered under IFRS, and if not, an assessment of the accounting treatment that will be required under IFRS. Further, a different interpretation of the consolidation rules applicable to special purpose vehicles may result in some vehicles being consolidated by St.George. This will result in additional assets and associated liabilities being recognised.

Regulatory Capital Treatment

A number of the above IFRS impacts affect the asset and equity items currently included in the calculation of St.George's capital adequacy determined in accordance with APRA requirements. APRA has issued a discussion paper on its approach to the impacts of IFRS on prudential requirements but has yet to provide its detailed response to these issues. At this stage, it is unclear as to the impacts that IFRS may have on St.George's capital adequacy position.

2.4 Future Prospects

Over the last year, the Australian economy has been characterised by very strong domestic demand growth. Domestic demand has increased at an average quarterly rate of 1.5% over the last four quarters, compared to an historical average of 0.9%. Annual growth has averaged 5.4% over this period compared to 3.8% historically. This growth has been driven primarily by household consumption and dwelling investment. With household debt levels rising, household spending is expected to slow from current record rates.

Nonetheless, business investment remains buoyant and expenditure surveys suggest this will remain the case throughout 2005. In addition, with the global economic recovery on track, exports should continue to rebound, with the Australian Bureau of Agricultural and Resource Economics expecting exports to increase by 16% to a new record over the fiscal year to 2005.

Interest rates are at historical bws. It is anticipated that interest rates will remain relatively stable throughout 2005. A further slow down in system home loan growth is anticipated and this may lead to further competition in the banking sector. St.George expects to keep pace with home loan system growth. Prudent credit policies will be maintained.

The outlook for business investment remains positive with businesses experiencing growth in demand and stronger profits. It is expected that demand for credit from small to medium businesses will remain strong in 2005. St.George expects to continue to outperform system growth in this area.

St.George has established a target of 10% EPS growth for 2005. Strong momentum in the key drivers of revenue growth, together with continued productivity improvements is expected to offset some compression of the interest margin. St.George is targeting double digit EPS growth for 2006 on the assumption that the Australian economy remains reasonably robust.

3 Financial Analysis

3.1 Group Performance Summary

	-------Six months to-------		----Twelve months to----	
	Sept 2004 $'m	March 2004 $'m	**Sept 2004 $'m**	Sept 2003 $'m
Interest income	2,150	1,966	**4,116**	3,434
Interest expense	1,332	1,172	**2,504**	1,983
Net interest income	818	794	**1,612**	1,451
Non-interest income	483	475	**958**	910
Significant item	17	-	**17**	-
Total non-interest income	500	475	**975**	910
Bad and doubtful debts expense	60	52	**112**	102
Operating expenses	663	662	**1,325**	1,278
Significant items	17	-	**17**	-
Total operating expenses	680	662	**1,342**	1,278
Share of net (profit)/loss of equity accounted associates	(1)	(1)	**(2)**	3
OPERATING PROFIT BEFORE INCOME TAX	579	556	**1,135**	978
Income tax expense	192	180	**372**	325
Income tax expense on significant items	-	-	**-**	-
Total income tax expense	192	180	**372**	325
OPERATING PROFIT AFTER INCOME TAX	387	376	**763**	653
Outside equity interests (OEI)	(3)	(1)	**(4)**	(5)
OPERATING PROFIT AFTER INCOME TAX AND OEI	390	377	**767**	658
Preference dividends:				
- Depositary Capital Securities (DCS)	15	14	**29**	33
- Subordinated Adjustable Income Non-refundable Tier 1 Securities (SAINTS)	2	-	**2**	-
- Preferred Resetting Yield Marketable Equity Securities (PRYMES)	10	9	**19**	19
	27	23	**50**	52
PROFIT AVAILABLE TO ORDINARY SHAREHOLDERS	363	354	**717**	606


Operating Profit and Return on Average Ordinary Equity
$ million
900
800
700
600
500
400
300
200
24%
22%
20%
18%
16%
14%
12%
10%
13.86%
16.56%
19.54%
20.30%
21.42%
384
475
615
714
820
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Operating profit after income tax, preference dividends, OEI and before goodwill and significant items
Return on average ordinary equity after income tax, preference dividends, OEI and before goodwill and significant items

3.1.1 Underlying Profit

The underlying profit for the Group increased by 14.4% to $1,330 million compared to 30 September 2003.

	------- Six months to --------		------ Twelve months to ------	
	Sept 2004 $'m	March 2004 $'m	**Sept 2004 $'m**	Sept 2003 $'m
Operating profit after income tax and outside equity interests	390	377	**767**	658
Add: Outside equity interests	(3)	(1)	**(4)**	(5)
Operating profit after income tax	387	376	**763**	653
Add/(Less):				
Income tax expense	192	180	**372**	325
Net profit on disposal of land and buildings	(1)	(19)	**(20)**	(25)
Net gain on significant items	-	-	**-**	-
Charge for bad and doubtful debts	60	52	**112**	102
Goodwill amortisation	51	52	**103**	108
Underlying Profit	689	641	**1,330**	1,163

Factors driving the growth in underlying profit during the year were:

- growth in net interest income;
- increases in business volumes; and
- cost containment driven by the Even Better Bank program and other productivity initiatives.


Underlying Profit
$ million
1,500
1,300
1,100
900
700
500
747
887
1,030
1,163
1,330
Sep 2000
Sep 2001
Sep 2002
Sep 2003
Sep 2004

3.1.2 Significant items

Individually significant items according to AASB 1018 are revenues and expenses of such a size, nature or incidence that their disclosure is relevant in explaining the financial performance of the Group.

	Six months to Sept 2004 $'m	Six months to March 2004 $'m	Twelve months to Sept 2004 $'m	Twelve months to Sept 2003 $'m
Non-interest income				
Non-interest income before significant item	483	475	**958**	910
Significant item				
- Profit on sale of shares (i)	17	-	**17**	-
Total non-interest income	500	475	**975**	910
Operating expenses				
Operating expenses after goodwill and before significant items	663	662	**1,325**	1,278
Significant Items				
- Write-off of computer applications and equipment (ii)	17	-	**17**	-
Total operating expenses	680	662	**1,342**	1,278
Income tax expense				
Income tax expense before significant items	192	180	**372**	325
Significant items				
- Income tax expense on profit on sale of shares (i)	5	-	**5**	-
- Income tax benefit on write-off of computer applications and equipment (ii)	(5)	-	**(5)**	-
	-	-	**-**	-
Total income tax expense	192	180	**372**	325
Summary of significant items				
Total pre-tax profit from significant items	-	-	**-**	-
Less: Total tax expense attributable to significant items	-	-	**-**	-
Net impact from significant items	-	-	**-**	-

2004 year

(i) On 15 April 2004, the Bank sold 4,319,290 shares it held in Cashcard Australia Limited to First Data Corporation Limited in accordance with the Scheme of Arrangement approved by the Supreme Court on 2 April 2004. The sale resulted in a profit before tax of $17 million ($12 million after tax).

(ii) Primarily relates to a reassessment of the expected future benefits attributable to the Bank's front end lending platform (CLAS) with a $13 million write-down recognised, resulting in a $nil carrying value for CLAS. The Bank has been advised that the software vendor supporting the platform that CLAS operates on will be phasing out their support. The Bank intends to commence replacing CLAS during the year ending 30 September 2005.

2003 year

There were no significant items during the year.

3.1.3 Net Interest Income

Net interest income is derived from the Group's business activities of lending, investments, deposits and borrowings. The net interest income for the year was $1,612 million (30 September 2003: $1,451 million), an increase of 11.1%.

Twelve months to	September 2004		September 2003		September 2002	
	Balance $'m	Rate	Balance $'m	Rate	Balance $'m	Rate
Actuals						
Net Interest Income	1,612		1,451		1,333	
Averages						
Interest Earning Assets	60,082	6.85%	52,491	6.54%	47,690	6.42%
Interest Bearing Liabilities	57,133	4.38%	50,042	3.96%	45,728	3.79%
Interest Spread		2.47%		2.58%		2.63%
Interest Margin		2.68%		2.76%		2.80%

The increase in net interest income was primarily due to growth in average interest earning assets of 14.5% since 30 September 2003, offset by an 8 basis point reduction in the net interest margin to 2.68%. The reduction in net interest margin was primarily due to the increased proportion of wholesale funding to fund the strong growth in loans and receivables and a change in the retail deposit mix.

The growth in average interest earning assets reflects an increase of $6.7 billion or 14.5% in the average balance of loans and other receivables. This result is due to a strong performance in home lending growth and commercial loan portfolios.


Net Interest Income and Interest Margin
$ million
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
3.0%
2.8%
2.6%
2.4%
2.2%
2.0%
2.70%
2.76%
2.80%
2.76%
2.68%
1,172
1,235
1,333
1,451
1,612
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Net Interest Income
Interest Margin

3.1.3 Net Interest Income (continued)


Change in Net Interest Margin
2004 year compared to 2003 year
Percentage (%)
2.9
2.8
2.7
2.6
2.5
2.76
(0.06)
(0.02)
(0.03)
0.03
2.68
September 2003
Funding Mix
Lending Spreads
Yield Curve
Free Funds
September 2004

There was an 8 basis point reduction in the net interest margin during the year (10 basis point reduction in net interest margin in the September 2004 half). The downward movement in net interest margin is an industry trend. The quantum of the reduction for St.George has been contained through consistent use of securitisation and bill financing, focussing on balancing retail deposit volumes and mix and strong growth in commercial lending. The net interest margin was impacted by the following factors:

(1) Funding Mix
The strong growth in loans and receivables was largely funded through wholesale borrowings, which increased funding costs.

(2) Lending Spreads
Lending spreads were relatively steady. The small reduction reflects increased competition in some lending categories.

(3) Yield Curve
The interest spread between the regulated cash rate and the interest rate on the Bank's pool of 90 day bank bill funding widened during the year reflecting movements in interest rate expectations.

There was no impact on retail funding spreads during the year as the impact of competitive pricing pressures experienced in the second half of the year were offset by tactical pricing changes to the directsaver account in the first half of the year. These tactical pricing changes also had the impact of slowing the growth in retail funding, while maintaining the interest spread in this area.

3.1.3 Net Interest Income (continued)


Change in Net Interest Margin
September 2004 half compared to March 2004 half
Percentage (%)
2.9
2.8
2.7
2.6
2.5
2.74
(0.05)
(0.06)
(0.06)
0.03
0.04
2.64
March 2004
Funding Mix
Yield Curve
Retail Deposit Spreads
Lending Spreads
Free Funds
September 2004

There was a 10 basis point reduction in net interest margin during the September 2004 half, which was primarily due to:

(1) Funding Mix
The strong growth in loans and receivables was largely funded through wholesale funding, which increased funding costs.

(2) Yield Curve
The interest spread between the regulated cash rate and the interest rate on the Bank's pool of 90 day bank bill funding widened during the second half of the year compared to the first half of the year. This reflected movements in interest rate expectations.

(3) Retail Deposit Spreads
Retail funding spreads contracted in the second half of the year due to the impact of pricing changes on the pensioner deeming account, the mix effect of stronger growth in higher yielding products and more competitive pricing on the directsaver account in the second half of 2004.

(4) Leading Spreads
Lending spreads improved in the second half of the year, reflecting an improvement in the home loan product mix.

3.1.4 Non-Interest Income

Non-interest income before the significant item has grown 5.3% to $958 million from $910 million last year.

	Six months to Sept 2004 $'m	Six months to March 2004 $'m	Twelve months to Sept 2004 $'m	Twelve months to Sept 2003 $'m
Non-interest income				
Trading income	27	34	**61**	53
Product fees and commissions				
- Lending	29	34	**63**	68
- Deposit and other accounts	115	103	**218**	216
- Electronic banking	96	91	**187**	182
Securitisation service fees	42	42	**84**	82
Managed funds fees	103	94	**197**	172
Bill acceptance fees	35	31	**66**	48
Factoring and invoice discounting income	11	10	**21**	20
Net profit on disposal of land and buildings	1	19	**20**	25
Rental income	5	6	**11**	16
Trust distributions	8	1	**9**	2
Profit on sale of shares	5	-	**5**	3
Dividend income	2	2	**4**	3
Other	4	8	**12**	20
Non-interest income before significant item	483	475	**958**	910
Significant item				
Profit on sale of shares in Cashcard	17	-	**17**	-
TOTAL NON-INTEREST INCOME	500	475	**975**	910
Non-Interest Income as a % of Average Assets (annualised)				
- before significant item	1.40%	1.46%	**1.43%**	1.56%
- after significant item	1.45%	1.46%	**1.45%**	1.56%
Non-Interest Income as a % of Total Income				
- before significant item	37.1%	37.4%	**37.3%**	38.5%
- after significant item	37.9%	37.4%	**37.7%**	38.5%

Trading Income

Trading generates net interest income and non-interest income. Net interest income earned on the trading portfolio was $40 million (30 September 2003: $30 million). Therefore, total trading income was $101 million (30 September 2003: $83 million). Trading income includes a gain of $11 million (30 September 2003: $4 million) from the Group's captive mortgage insurance company's investment portfolio, which is marked to market.

Customer related sales income included within total trading income increased by 19.5% compared to the 2003 year.

Product Fees and Commissions

Product fees and commissions income increased slightly to $468 million from $466 million during the year.

Lending income decreased to $63 million when compared to $68 million last year. The increased fee revenue resulting from solid growth in loans and receivables was offset by increased commission expense relating to the higher proportion of loans sourced through the home loan broker channel. Loans originated from the home loan broker channel are an important source of new customers and have underpinned the increase in interest income. Lending fees before broker commissions are up 12.3%.

3.1.4 Non-Interest Income (continued)

Deposit and other accounts fees increased to $218 million compared to $216 million last year. The increase of $12 million in the second half of 2004 includes a $6 million increase in mortgage premium income driven by the introduction of coverage for "Low Doc" loans with a loan to valuation ratio between 60 to 80 percent. Also contributing to the increase in the second half is the growth in transaction accounts and increased transaction volumes.

Electronic banking income increased by 2.7% to $187 million compared to $182 million last year. The increase was driven by increased transaction volumes, offset by lower interchange fees, which reduced income by $20 million during the year. In the second half, income was up by $5 million or 5.5% primarily reflecting stronger transaction volumes.

Managed Funds Fees

Managed funds fee income increased by 14.5% to $197 million compared to $172 million last year, reflecting strong growth in managed funds.

Bill Acceptance Fees

The increase in bill acceptance fee income of 37.5% to $66 million (30 September 2003: $48 million) is attributable to strong growth in bank acceptances of 51.3% to $5,132 million.

Net Profit on Sale of Land and Buildings

Net profit on disposal of land and buildings of $20 million compared to $25 million last year, arose mainly from the sale of 25 branches in the first half of 2004 as part of the Bank's ongoing sale and lease-back program.

Trust Distributions

Trust distributions include a $7 million distribution from a seed investment in an equities find managed by Jenkin's Investment Management Pty Ltd. Jenkins is minority owned by Ascalon Capital Managers Limited, a pooled development fund owned by the Bank that is committed to investing in and developing emerging fund managers. The Bank's remaining seed money investment is small and is not expected to have any significant future impact on earnings.

Profit on Sale of Shares

Profit on sale of shares (before significant item) was mainly due to the sale of the Group's equity holding in Mortgage Choice, which resulted in a gain of $4 million ($3 million after tax).

3.1.5 Managed Funds

The Group's managed funds comprise funds under management, funds under administration and funds under advice.

	Sept 2004 $'m	Sept 2003 $'m	Sept 2002 $'m
Income			
Managed funds fees	**197**	172	178
Managed funds			
Funds under management	**4,175**	3,530	3,093
Funds under administration (SEALCORP)	**18,287**	14,336	12,402
Funds under advice	**2,363**	1,954	1,952
Total Managed Funds	**24,825**	19,820	17,447

Total managed funds rose by 25.3% compared to 30 September 2003. Sealcorp funds under administration rose by 27.6% compared to 30 September 2003. This growth reflects improvements in equity markets and investor confidence together with expanded distribution channels and product innovation.

The growth in Sealcorp's funds under administration was mainly from its traditional master funds and institutional business sales.

Funds under management growth of 18.3% to $4.2 billion relates to the Advance Funds Management business, which is an established product packaging business that utilises key alliance partners.


Managed Funds
20,000
15,000
10,000
5,000
0
$ million
220
200
180
160
140
120
100
$ million
9,285
4,302
134
11,040
4,351
152
12,402
5,045
178
14,336
5,484
172
18,287
6,538
197
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
SEALCORP
Other Managed Funds
Managed Funds Fees (RHS)

3.1.6 Operating Expenses

	Six months to		Twelve months to	
	Sept 2004 $'m	March 2004 $'m	**Sept 2004 $'m**	Sept 2003 $'m
Staff expenses				
Salaries	260	254	**514**	469
Contractors' fees	8	5	**13**	10
Superannuation	21	20	**41**	39
Payroll tax	15	17	**32**	30
Fringe benefits tax	4	4	**8**	9
Other	11	10	**21**	20
Total Staff expenses	319	310	**629**	577
Computer and equipment costs				
Depreciation	22	20	**42**	41
Amortisation - Deferred expenditure	27	35	**62**	75
Rental on operating leases	7	9	**16**	16
Other(1)	36	37	**73**	75
Total Computer and equipment costs	92	101	**193**	207
Occupancy costs				
Depreciation	13	14	**27**	31
Rental on operating leases	32	34	**66**	59
Other(2)	20	19	**39**	35
Total Occupancy costs	65	67	**132**	125
Administration expenses				
Advertising and public relations	24	21	**45**	46
Consultants	13	9	**22**	18
Fees and commissions	12	12	**24**	29
Postage	9	9	**18**	18
Printing and stationery	16	19	**35**	36
Subscriptions and levies	4	3	**7**	6
Telephone	7	6	**13**	13
Other(3)	51	53	**104**	95
Total Administration expenses	136	132	**268**	261
Operating expenses before goodwill and significant items	612	610	**1,222**	1,170
Goodwill amortisation	51	52	**103**	108
Operating expenses after goodwill and before significant items	663	662	**1,325**	1,278
Significant Items				
Write-off of computer applications and equipment	17	-	**17**	-
TOTAL OPERATING EXPENSES	680	662	**1,342**	1,278
Ratios (before goodwill and significant items)				
Operating Expenses as a % of Average Assets	1.77%	1.88%	**1.82%**	2.00%
Expense to Income ratio	47.0%	48.1%	**47.5%**	49.6%

(1) Other computer and equipment costs are primarily comprised of software and hardware maintenance and data line communication costs.

(2) Other occupancy costs are primarily comprised of management fees paid for property facility management and security services.

(3) Other administration expenses are primarily comprised of audit and related service fees, legal services, travel costs, non-lending losses and financial charges.

3.1.6 Operating Expenses (continued)


Operating Expenses and Total Operating Income
$ million
3,000
2,500
2,000
1,500
1,000
500
60%
58%
56%
54%
52%
50%
48%
46%
58.2%
53.6%
52.4%
49.6%
47.5%
1,003
1,724
1,027
1,917
1,135
2,167
1,170
2,361
1,222
2,570
Sep 2000
Sep 2001
Sep 2002
Sep 2003
Sep 2004
Operating expenses before goodwill and significant items
Total operating income before significant items
Operating expense to income ratio before goodwill and significant items

Total Operating Expenses

Operating expenses are classified in the broad categories of staff, computer and equipment, occupancy and administration. Total operating expenses (before goodwill and significant items) were $1,222 million for the year (30 September 2003: $1,170 million) an increase of 4.4%. This result reflects the Bank's continuing investment in its future growth business priorities such as Integrated Sales and Service, Middle Market and Victorian expansion. The result also reflects a continued focus on cost containment and benefits arising from EBB initiatives. Operating expenses increased by 0.3% in the second half of 2004.

Staff Expenses

Staff expenses increased by $52 million or 9.0% to $629 million compared to last year.

This reflects an enterprise average wage increase of 4.0% and other staff receiving an average salary increase of 4.25% effective 1 October 2003, an increase of 216 full time equivalent permanent and casual staff during the year, and recognition of an $8 million staff termination payment provision arising from the recently announced change to the Group's organisational model, impacting Personal Customer and Wealth Management Divisions (refer section 2.2.11). The increase in staff is driven by the Group's business growth, Integrated Sales and Service implementation, geographical expansion initiatives and compliance and regulatory projects. Staff expenses increased by 2.9% in the second half of 2004.

Computer and Equipment Costs

The decrease of $14 million or 6.8% to $193 million from $207 million last year was primarily due to a decrease of $13 million in deferred expenditure amortisation to $62 million. The balance of capitalised deferred expenditure at 30 September 2003 was $149 million and has fallen to $103 million at 30 September 2004. This reduction reflects the impact of the Group's tight discipline on controlling deferred expenditure.

Occupancy Costs

Occupancy costs increased to $132 million compared to $125 million last year, reflecting increased rental expenses attributable to the Group's property sale and leaseback program.

Administration Expenses

Administration expenses increased by $7 million to $268 million compared to last year. This is primarily due to ongoing expenditure on implementing Basel II and IFRS projects.

Goodwill Amortisation

Goodwill amortisation for the year was $103 million (30 September 2003: $108 million).

3.1.7 Bad and Doubtful Debts Expense

	Six months to		Twelve months to	
	Sept 2004 $'m	March 2004 $'m	**Sept 2004 $'m**	Sept 2003 $'m
Bad and doubtful debts expense (net of recoveries)				
Residential loans	-	-	**-**	2
Commercial loans	21	14	**35**	37
Consumer loans	22	21	**43**	37
Other	-	1	**1**	2
	43	36	**79**	78
Net general provision movement during the period	17	16	**33**	24
Bad and doubtful debt expense	60	52	**112**	102
As a percentage of average risk weighted assets (annualised)	0.29%	0.27%	**0.28%**	0.30%
As a percentage of average assets (annualised)	0.17%	0.16%	**0.17%**	0.17%

Bad and doubtful debts expense (net of recoveries) for the 2004 year was $112 million, an increase of $10 million on last year. The increase is due to the higher general provision charge reflecting growth in risk weighted assets during the year.

The Group's bad debt charge as a percentage of average gross loans was 0.21%. This result reflects a favourable credit environment and the Bank's sound credit lending mix with the residential portfolio comprising 71.4% of gross receivables.

3.1.8 Income Tax Expense

	—Six months to—		—Twelve months to—	
	Sept 2004 $'m	March 2004 $'m	**Sept 2004 $'m**	Sept 2003 $'m
Income tax expense shown in the results differs from prima facie income tax payable on pre-tax operating profit for the following reasons:				
Operating profit before income tax	579	556	**1,135**	978
Prima facie income tax payable calculated at 30% of operating profit	174	167	**341**	293
Add: tax effect of differences which increase tax payable				
* Amortisation of goodwill	15	16	**31**	32
* Depreciation on buildings	1	1	**2**	2
* General provision for doubtful debts	5	5	**10**	7
* Non-deductible write-downs	-	-	**-**	3
* Tax losses not recognised	4	1	**5**	3
* Underprovision in prior year	-	-	**-**	2
* Other	-	1	**1**	3
Less: tax effect of differences which reduce tax payable				
* Deduction allowable on depositary capital securities[(1)]	2	4	**6**	10
* Deduction allowable on shares issued to employees	-	2	**2**	2
* Deduction allowable on buildings	1	1	**2**	2
* Rebateable dividends	1	1	**2**	1
* Difference between accounting profit and assessable profit on sale of properties	1	1	**2**	3
* Tax benefit recognised on entering tax consolidation[(2)]	2	-	**2**	-
* Other	-	2	**2**	2
Total income tax expense	192	180	**372**	325
Effective tax rate %	33.2	32.4	**32.8**	33.2

(1) The Taxation Law Amendment Bill No.7 (2003) was passed in June 2004 with effect for the Group from 1 October 2003. The financial impact of the change has been to reduce the tax benefit recognised on the depositary capital securities dividends by $3 million for the 2004 financial year. The reduction in tax benefit in future years is subject to the USD/AUD exchange rate movements.

(2) The Bank elected into the tax consolidation regime from 1 October 2003. In doing so, the Bank has elected to remeasure the tax cost value of the assets of certain entities that comprise the tax consolidated group. A net tax benefit of $2 million was recognised by these subsidiaries on 1 October 2003 on entering tax consolidation.

The effective tax rate for 30 September 2004 was 32.8%, primarily as a result of the amortisation of goodwill.

3.1.9 Segmental Results

(a) Business Segments

During 2004, the Group was comprised of four business divisions, namely:

- Personal Customers (PC) – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits and small business banking. This division also manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking.

- Institutional and Business Banking (IBB) - responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.

- BankSA (BSA) – responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services are now extending into country New South Wales and Victoria as part of the Group's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

- Wealth Management (WM) – responsible for providing funds management and administration, dealer group services, margin lending, financial planning, investment advice, private banking services and general and life insurance. While accountability for the Gold segment resides with WM, for Segmental Reporting purposes, the assets, liabilities and results remain within PC.

Personal Customers

PC's contribution to profit before tax grew to $584 million this year (30 September 2003: $533 million), an increase of 9.6%.

- Net interest income grew by $95 million or 11.4% reflecting solid growth in lending balances.
- Non-interest income decreased by $12 million or 2.9% compared to the 2003 year. This was due to a reduction in profit from the sale of land and buildings, a decrease in lending fee income due to higher mortgage broker costs and lower interchange fees.
- Operating expenses increased by $24 million or 3.7% with the expense to income ratio falling to 51.1% from 52.5% last year. Expense growth for the year reflected the impact of pay rises, and additional expenses resulting from growth in business volumes as well as costs associated with various initiatives such as the Mortgage Transformation Program, Integrated Sales and Service program, expansion in Victoria and rollout of the new web-based teller system across the entire network.
- Bad debt expense increased by $8 million to $66 million compared to the 2003 year, reflecting additional general provisioning for doubtful debts as a result of growth in risk weighted assets and increased provisioning on consumer loans.

3.1.9 Segmental Results (continued)

Institutional and Business Banking

IBB's contribution to profit before tax was $381 million for the year (30 September 2003: $334 million) an increase of 14.1%.

- Net interest income increased by 10.5% to $379 million as a result of growth in commercial loans and higher interest income from trading activities.
- Non-interest income rose by $25 million compared to the 2003 year, reflecting higher bank bill fee income.
- Operating expenses increased by $18 million to $202 million, and the expense to income ratio fell to 32.9% from 33.3%.
- Bad and doubtful debts increased slightly to $33 million from $32 million in the 2003 year.
- Share of profit from investments in associates primarily relates to an Auto Finance Joint Venture.

BankSA

BSA's contribution to profit before tax was $166 million for the year (30 September 2003: $143 million), an increase of 16.1%, reflecting:

- Growth in net interest income of $22 million or 9.8% to $246 million, due to the 11.0% increase in BSA's total assets to $8.6 billion (excluding securitised loans of $377 million) (30 September 2003: $7.8 billion).
- Non-interest income increased by $6 million to $78 million compared to the 2003 year.
- Operating expenses increased by $4 million to $147 million from the 2003 year. The expense to income ratio fell to 45.4% for the year from 48.3% in the 2003 year.

Wealth Management

WM's contribution to profit before tax increased to $107 million for the year compared to $76 million in the 2003 year, an increase of 40.8%. The increase in underlying profit after excluding the $7 million trust distribution from the Bank's equities fund investment was 31.6%.

The result reflects the following:

- Net interest income rose by $8 million to $56 million compared to the 2003 year on the back of strong growth in the margin lending and Private Bank balance sheets.
- Non-interest income increased by $29 million to $248 million compared to the 2003 year, reflecting the 25% growth in managed funds and a $7 million trust distribution.
- Operating expenses increased by $6 million or 3.2% to $195 million (30 September 2003: $189 million), with the cost to income ratio falling to 64.1% from 70.8% in the 2003 year.

3.1.9 Segmental Results (continued)

For the year ended 30 September 2004	Personal Customers $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Segment revenue						
Net interest income	931	379	246	56	-	1,612
Non-interest income	397	235	78	248	-	958
Individually significant item	-	-	-	-	17	17
Total segment revenue	1,328	614	324	304	17	2,587
Segment expense						
Bad and doubtful debts	66	33	11	2	-	112
Operating Expenses						
- Other provisions	26	22	7	17	-	72
- Depreciation	52	6	9	2	-	69
- Deferred expenditure amortisation	49	4	7	2	-	62
- Other expenses	551	170	124	174	-	1,019
Total operating expenses	678	202	147	195	-	1,222
Individually significant item	-	-	-	-	17	17
Goodwill amortisation	-	-	-	-	103	103
Total segment expenses	744	235	158	197	120	1,454
Share of profit of investments in associates	-	(2)	-	-	-	(2)
Profit/(loss) before income tax expense	584	381	166	107	(103)	1,135
Expense to income ratio (1)	51.1%	32.9%	45.4%	64.1%		
Income tax expense						372
Profit after income tax						763
Outside equity interest (OEI)						(4)
Profit after income tax and OEI						767

As at 30 September 2004	Personal Customers $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Assets						
- investments in associates	-	-	-	-	2	2
- other assets	33,795	22,061	8,644	3,158	2,300	69,958
Segment Assets	33,795	22,061	8,644	3,158	2,302	69,960
Segment Liabilities	23,999	33,433	5,974	799	726	64,931
Other Segment Disclosure						
- Securitised loans	10,172	-	377	-	-	10,549
- Managed Funds (2)	-	-	-	24,825	-	24,825

(1) Excludes bad and doubtful debts expense, significant items and goodwill amortisation.

(2) St.George's managed funds activities are principally through SEALCORP, Advance Asset Management and St.George Wealth Management. The Group's managed funds comprise funds under management, funds under administration and funds under advice.

3.1.9 Segmental Results (continued)

For the year ended 30 September 2003	Personal Customers $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Segment revenue						
Net interest income	836	343	224	48	-	1,451
Non-interest income	409	210	72	219	-	910
Total segment revenue	1,245	553	296	267	-	2,361
Segment expense						
Bad and doubtful debts	58	32	10	2	-	102
Operating Expenses						
- Other provisions	18	19	5	11	-	53
- Depreciation	54	6	10	2	-	72
- Deferred expenditure amortisation	59	6	8	2	-	75
- Other expenses	523	153	120	174	-	970
Total operating expenses	654	184	143	189	-	1,170
Goodwill amortisation	-	-	-	-	108	108
Total segment expenses	712	216	153	191	108	1,380
Share of loss of investments in associates	-	3	-	-	-	3
Profit/(loss) before income tax expense	533	334	143	76	(108)	978
Expense to income ratio (1)	52.5%	33.3%	48.3%	70.8%		
Income tax expense						325
Profit after income tax						653
Outside equity interest (OEI)						(5)
Profit after income tax and OEI						658

As at 30 September 2003	Personal Customers $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Assets						
- investments in associates	-	-	-	-	7	7
- other assets	29,777	19,891	7,787	2,755	2,497	62,707
Segment Assets	29,777	19,891	7,787	2,755	2,504	62,714
Segment Liabilities	22,758	28,911	5,403	607	670	58,349
Other Segment Disclosure						
- Securitised loans	7,788	-	-	-	-	7,788
- Managed Funds (2)	-	-	-	19,820	-	19,820

(b) Geographical Segments

The Group operates predominantly in Australia.

3.2 Group Position Summary

As at	**Sept 2004 $'m**	March 2004 $'m	Sept 2003 $'m
Assets			
Cash and liquid assets (1)	**1,180**	1,324	769
Due from other financial institutions	**371**	348	335
Trading securities	**5,200**	5,426	5,276
Investment securities	**415**	35	143
Loans and other receivables	**54,782**	52,338	48,904
Bank acceptances of customers	**5,132**	3,692	3,391
Property, plant and equipment	**472**	466	506
Goodwill	**1,165**	1,215	1,268
Other assets	**1,243**	1,482	2,122
Total Assets	**69,960**	66,326	62,714
Liabilities			
Retail funding and other borrowings	**57,471**	55,220	51,919
Due to other financial institutions	**758**	1,007	501
Bank acceptances	**5,132**	3,692	3,391
Bills payable	**161**	178	183
Other liabilities	**1,409**	1,696	2,355
Total Liabilities	**64,931**	61,793	58,349
Net Assets	**5,029**	4,533	4,365
Shareholders' Equity			
Share capital	**3,964**	3,531	3,468
Reserves	**87**	105	104
Retained profits (2)	**619**	541	442
Outside equity interests	**359**	356	351
Total Shareholders' Equity	**5,029**	4,533	4,365
Shareholders' equity as a percentage of total assets	**7.19%**	6.83%	6.96%
Net tangible assets per ordinary share issued	**$5.58**	$5.24	$4.86
Number of ordinary shares issued (000's)	**513,788**	509,773	505,593

(1) The Bank defines liquids to also include amounts due from other financial institutions, trading securities and investment securities.

(2) In accordance with Accounting Standard AASB 1044, provision for dividends on ordinary shares are no longer recognised until the date they are declared.

3.2.1 Total Assets

Total assets were $70.0 billion at 30 September 2004 (30 September 2003: $62.7 billion), an increase of 11.6%. The following items impacted total assets:

- lending assets (including bank acceptances and excluding securitised loans) grew by 14.6% compared to 30 September 2003; and
- the securitisation of $5.7 billion of residential lending receivables through the Crusade Program during the year (30 September 2003: $4.3 billion).


Total Assets, Total Liabilities and Shareholders' Equity
$ billion
75
70
65
60
55
50
45
40
35
30
7.50%
7.25%
7.00%
6.75%
6.50%
7.34%
6.97%
6.98%
6.96%
7.19%
50
46
52
48
55
51
63
58
70
65
Sep-2000
Sep-2001
Sep-2002
Sep-2003
Sep-2004
Total Assets
Total Liabilities
Shareholders' equity as a percentage of total assets

3.2.2 Lending Assets

Lending assets (on and off-balance sheet) increased to $70.5 billion (30 September 2003: $60.1 billion), an increase of 17.3%.

Residential loans (including securitisation) increased by 16.5 % to $49.8 billion from $42.8 billion at 30 September 2003 reflecting strong demand for housing driven by low interest rates and the success of the Bank's initiatives to improve retention and grow loan approvals. Within residential loans, home equity loans grew strongly, increasing by 24.2% to $16.0 billion.

Consumer loans increased by 12.7% to $4.1 billion (30 September 2003: $3.6 billion), driven by growth across all product lines.

Commercial loans (including bill acceptances) grew by 22.0% to $16.6 billion from $13.6 billion at 30 September 2003, reflecting the success of the Bank's Middle Market customer service model, which results in low levels of customer churn and strong customer referrals.

As at	**Sept 2004 $'m**	March 2004 $'m	Sept 2003 $'m
RESIDENTIAL			
Housing [(1)]	**23,290**	23,109	22,125
Home equity loans	**15,983**	14,474	12,866
TOTAL RESIDENTIAL	**39,273**	37,583	34,991
CONSUMER			
Personal loans	**2,096**	1,982	1,861
Line of credit	**989**	947	857
Margin lending	**985**	952	892
TOTAL CONSUMER	**4,070**	3,881	3,610
COMMERCIAL			
Commercial loans	**9,237**	8,757	8,205
Hire purchase	**1,820**	1,732	1,659
Leasing	**390**	368	338
TOTAL COMMERCIAL	**11,447**	10,857	10,202
FOREIGN EXCHANGE CASH ADVANCES	**28**	37	88
STRUCTURED INVESTMENTS	**173**	172	189
GROSS RECEIVABLES	**54,991**	52,530	49,080
GENERAL PROVISION	**209**	192	176
NET RECEIVABLES	**54,782**	52,338	48,904
SECURITISED LOANS (balance not included above)	**10,549**	8,345	7,788
BANK BILL ACCEPTANCES (balance not included above)	**5,132**	3,692	3,391
ON AND OFF BALANCE SHEET RECEIVABLES	**70,463**	64,375	60,083

(1) September 2004 - net of $10,549 million of securitised loans (March 2004: $8,345 million; September 2003: $7,788 million).

3.2.3 Impaired Assets

Total impaired assets (net of specific provisions) decreased to $28 million at 30 September 2004 (30 September 2003: $29 million).

As at	Sept 2004 $'m	March 2004 $'m	Sept 2003 $'m
Section 1 - Non-Accrual Loans			
With provisions:			
Gross Loan Balances	**53**	50	49
Specific Provisions	**37**	33	32
Net Loan Balances	**16**	17	17
Without provisions:			
Gross Loan Balances	**5**	6	5
Total Non-accrual Loans:			
Gross Loan Balances	**58**	56	54
Specific Provisions	**37**	33	32
Net Loan Balances	**21**	23	22
Section 2 - Restructured Loans (1)			
With provisions:			
Gross Loan Balances	-	-	-
Specific Provisions	-	-	-
Net Loan Balances	-	-	-
Without provisions:			
Gross Loan Balances	-	-	-
Total Restructured Loans:			
Gross Loan Balances	-	-	-
Specific Provisions	-	-	-
Net Loan Balances	-	-	-
Section 3 - Assets acquired through security enforcement			
Other Real Estate Owned	**7**	7	7
TOTAL IMPAIRED ASSETS (2)	**28**	30	29
Section 4 - Past Due Loans (3)			
Residential loans	**65**	69	75
Other	**83**	92	84
Total	**148**	161	159

(1) Loans where the original contractual terms have been amended to provide concessions of interest or principal as a result of customers' financial or other difficulties in complying with the original facility terms.
(2) These balances consist primarily of commercial loans. Unsecured lines of credit, consumer loans, credit cards and other loans with balances less than $100,000 are treated on a portfolio basis.
(3) Past due items relates to the Group's entire lending portfolio, but do not include those items already classified as being impaired. This category primarily includes loans which are in arrears for 90 or more consecutive days but which are less than $100,000 and well secured.

3.2.3 Impaired Assets (continued)


Non-Accrual Loans
$ million
80
70
60
50
40
30
20
10
0.15%
0.10%
0.05%
0.00%
0.07%
0.12%
0.09%
0.04%
0.04%
26
46
38
22
21
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Net non-accrual loans
Net non-accruals / net receivables

Past due items were $148 million compared to $159 million at 30 September 2003.

As at	**Sept 2004**	March 2004	Sept 2003
Specific provision coverage for non-accruals	**63.79%**	58.93%	59.26%
Gross non-accruals / Net receivables	**0.11%**	0.11%	0.11%
Net non-accruals / Net receivables	**0.04%**	0.04%	0.04%

3.2.4 Provisioning

	— Six months to —		— Twelve months to —	
	Sept 2004 $'m	March 2004 $'m	**Sept 2004 $'m**	Sept 2003 $'m
GENERAL PROVISION				
Balance at beginning of period	192	176	**176**	152
Net provision raised during the period	17	16	**33**	24
Balance at end of period	209	192	**209**	176
SPECIFIC PROVISION				
Balance at beginning of period	72	65	**65**	71
Net provision raised during the period	43	36	**79**	78
Net bad debt write offs	(42)	(29)	**(71)**	(84)
Balance at end of period	73	72	**73**	65
TOTAL PROVISION	282	264	**282**	241

The Bank's general provision for doubtful debts when combined with the tax effected balance of the unearned income on mortgage insurance premiums of $11 million represents 0.52% of risk-weighted assets. The general provision for doubtful debts is not tax effected as it is not a dynamic provision determined by reference to statistical techniques.

3.2.5 Treasury Securities

The Group's dealing in Treasury Securities comprises holdings of 'Trading' and 'Investment' securities. As at 30 September 2004, total Treasury Securities were $5,615 million (30 September 2003: $5,419 million).

Trading securities are those securities intended for regular trade (*ie:* there is no specific intention to hold the securities to maturity). Trading securities are valued on a mark-to-market basis with unrealised gains and losses recorded in the statement of financial performance.

Investment securities are purchased by the Group with the intention of being held to maturity. They are not identified for regular trade and as such are carried at lower of cost or recoverable amount and reviewed at each reporting date to determine whether they are in excess of their recoverable amount. The market value is equal to the carrying value of these securities as at 30 September 2004.

The following graph outlines the changes in the composition of the Group's holdings of Treasury Securities.


Treasury Securities
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
$ million
4,602
4,032
6,169
5,419
5,615
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Trading securities
Investment securities

3.2.6 Retail Funding and Other Borrowings

Total retail funding and other borrowings have increased to $57.5 billion at 30 September 2004, an increase of 10.7% over 30 September 2003.

As at	**Sept 2004 $m**	March 2004 $'m	Sept 2003 $m
Retail funding	**36,123**	34,870	33,875
Other deposits	**8,077**	8,875	9,323
Offshore borrowings	**9,769**	7,654	5,548
Domestic borrowings	**1,883**	2,262	2,093
Subordinated debt	**1,619**	1,559	1,080
Total	**57,471**	55,220	51,919
Retail funding as a % of Total Retail Funding and Other Borrowings	**62.9%**	63.1%	65.2%


Funding
$ billion
40
35
30
25
20
15
10
70%
65%
60%
55%
50%
55.7%
59.4%
63.5%
65.2%
62.9%
24.2
19.2
26.2
17.9
29.7
17.0
33.9
18.0
36.1
21.3
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Retail Funding
Other Borrowings
Retail funding as a % of Total Retail Funding and Other Borrowings

3.2.6 Retail Funding and Other Borrowings (continued)

Retail funding

Retail funding has grown by 6.6% to $36.1 billion since 30 September 2003 and accounts for 62.9% of total funding and other borrowings (30 September 2003: 65.2%).

Within retail funding, transaction account balances increased by 8.4% to $12.4 billion reflecting the success of campaigns undertaken during year to attract retail and small business transaction accounts. Growth in retail funding was impacted by a fall in customer demand due to improvements in investment markets causing a shift in customer demand to equity type products. St.George's strong growth in managed funds reflects this shift in customer demand. Another factor impacting growth in retail funding was the tactical pricing changes to the directsaver account which benefited net interest margin but slowed growth. The Bank's ongoing securitisation program assists in managing the retail/wholesale funding mix.

The balance of directsaver accounts at 30 September 2004 was $5.3 billion up from $5.2 billion at 30 September 2003. The balance of Portfolio CMA at 30 September 2004 was $5.8 billion up from $5.4 billion at 30 September 2003.

The graphs below illustrate the diversification of the Bank's retail funding base.

Sept 2004: $36.1 bn


Directsaver
15%
Transaction
34%
Fixed term
30%
Savings
2%
Investment
19%

Sept 2003: $33.9 bn


Directsaver
16%
Transaction
34%
Fixed term
29%
Savings
2%
Investment
19%

3.2.6 Retail Funding and Other Borrowings (continued)

Other borrowings

Other borrowings increased to $21.3 billion from $18.0 billon at 30 September 2003. This reflects the increased use of wholesale funding to fund the strong growth in lending assets. Debt transactions during the year included the following:

- USD 400 million subordinated note raising in the United States Rule 144A market which qualifies as Tier 2 capital for capital adequacy purposes;
- AUD 200 million of fixed rate and AUD 300 million of floating rate transferable deposits;
- EURO 500 million floating rate notes;
- £ 200 million floating rate notes;
- USD 500 million floating rate notes;
- EURO 750 million floating rate notes; and
- AUD 300 million of fixed rate transferable deposits.

St.George's consistent delivery of benchmark transactions throughout the year in both the Australian domestic and international capital markets of Asia, Europe and the United States continues its long term strategy of prudent diversification of wholesale funding sources. The currency risk on offshore borrowings is fully hedged.

The high level of domestic and international demand for these issues also demonstrates the strong endorsement by investors of St.George's business strategy and financial performance. St.George continues to enhance its reputation as one of Australia's most committed and innovative quality issuers in capital markets.

3.2.7 Shareholders' Equity

Shareholders' equity of $5,029 million represents 7.19% of total assets as at 30 September 2004.


Shareholders' Equity
$ billion
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
8.00%
7.75%
7.50%
7.25%
7.00%
6.75%
6.50%
Sep-2000
Sep-2001
Sep-2002
Sep-2003
Sep-2004
Ordinary equity
Retained profits and other equity
Converting Preference Shares
SAINTS
Unissued equity
Depositary Capital Securities
PRYMES
Total Equity as a percentage of Total Assets

Shareholders' equity comprises ordinary equity of $3,313 million, Subordinated Adjustable Income Non-refundable Tier 1 Securities (SAINTS) of $345 million, preferred resetting yield marketable equity securities of $291 million, depositary capital securities of $334 million, and retained profits and other equity of $746 million.

Below is a table detailing the movements in ordinary equity during the year.

	$M	Number of Shares
Balance as at 1 October 2003	3,162	505,592,816
Shares issued under various plans:		
Dividend Reinvestment Plan – 2003 final ordinary dividend	63	3,250,056
Dividend Reinvestment Plan – 2004 interim ordinary dividend	88	3,985,496
Employee Reward Share Plan	-	312,571
Executive Performance Share Plan	-	617,111
Executive Option Plan	-	30,000
Balance as at 30 September 2004	3,313	513,788,050

In August 2004, the Bank issued 3.5 million non-cumulative, redeemable and convertible preference shares called SAINTS, raising $345 million in capital. Holders of SAINTS are entitled to a fully franked floating rate dividend. The floating rate is determined each quarter by taking 70 percent of the sum of the annualised 90 day Bank Bill Swap rate and a margin of 1.35 percent. Dividends are payable quarterly in arrears.

3.2.8 Sell Back Rights

On 15 April 2004, the Bank issued a press release in relation to the Federal Court's decision in the test case on whether shareholders who were entitled to Sell Back Rights should be taxed on the value of those rights when they were granted. The Federal Court held that the affected shareholders should not be taxed on the value of the Sell Back Rights. On 5 May 2004, the Commissioner of Taxation lodged an appeal to the Full Federal Court against the decision of the Federal Court in this case. A hearing date on this matter has been set for 12 November 2004 with a decision not expected until the first half of 2005.

3.3 Other Financial Analysis

3.3.1 Dividends

Ordinary Shares

The Board has declared a final dividend of 62 cents per ordinary share.

100 percent of the dividend payment will be franked at 30% and will be paid on 17 December 2004. Ordinary shares will trade ex-dividend on 29 November 2004.

Registrable transfers received by St.George at its share registry[1] by 5.00 pm Sydney time on 3 December 2004 if paper based, or by end of the day on that date if transmitted electronically via CHESS, will be registered before entitlements to the dividend are determined.

Dividend Reinvestment Plan (DRP)

The DRP will operate for the final ordinary dividend with no discount. Participation will be from a minimum of 100 ordinary shares without a cap on participation by individual shareholders. For applications under the DRP to be effective, they must be received at the Bank's Share Registry[1] by 5:00pm on 3 December 2004. DRP application forms are available from the Share Registry.

The DRP will be priced during the 10 days of trading commencing 7 December 2004. A combined DRP advice/holding statement will be despatched to DRP participants on or around 5 January 2005.


Ordinary Dividends and Earnings per Share
Cents per share
135
125
115
105
95
85
75
65
55
45
165
145
125
105
85
65
55
65
80
95
122
83.0
101.6
124.7
142.2
160.8
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Ordinary dividend (LHS)
Basic earnings per ordinary share (before goodwill and significant items) (RHS)

Preference Shares

The following table outlines the dividend entitlements relating to each class of Preference Share.

Period	Payment date	Amount ($'m)	Franked
DCS			
1 October 2003 – 31 December 2003	31 December 2003	6	No
1 January 2004 – 30 June 2004	30 June 2004	15	No
1 July 2004 – 30 September 2004 (A)	31 December 2004	8	No
PRYMES			
1 October 2003 – 20 February 2004	20 February 2004	7	100% franked at 30%
21 February 2004 – 20 August 2004	20 August 2004	10	100% franked at 30%
21 August 2004 – 30 September 2004	21 February 2005	2	100% franked at 30%
SAINTS			
13 August 2004 – 30 September 2004	22 November 2004	2	100% franked at 30%

(A) This dividend entitlement has been calculated based on the AUD/USD exchange rate at 30 September 2004.

[1] Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney. Tel: 1800 804 457

3.3.2 Capital Adequacy

The Group has a Tier 1 ratio of 7.3% and a total capital ratio of 11.1% (30 September 2003: 10.3%).

As at	**Sept 2004 $m**	March 2004 $m	Sept 2003 $m
Qualifying Capital			
Tier 1			
Share capital	**3,921**	3,531	3,468
Perpetual notes[1]	**29**	24	-
Reserves	**376**	386	413
Retained profits	**619**	541	442
Less: Expected dividend	**(239)**	(229)	(190)
Capitalised expenses[2]	**(180)**	-	-
Goodwill and other APRA deductions[3]	**(1,416)**	(1,428)	(1,459)
Total Tier 1 capital	**3,110**	2,825	2,674
Tier 2			
Asset revaluations	**55**	46	58
SAINTS	**43**	-	-
Perpetual note[1]	**-**	-	17
Subordinated debt	**1,355**	1,336	917
General provision for doubtful debts (not tax effected)	**209**	192	176
Total Tier 2 capital	**1,662**	1,574	1,168
Deductions from Capital			
Investment in non-consolidated entities net of goodwill and Tier 1 deductions[4]	**27**	27	27
Other	**1**	1	1
Total Deductions from Capital	**28**	28	28
Total Qualifying Capital	**4,744**	4,371	3,814
Risk Weighted Assets	**42,581**	39,856	36,903
Risk Weighted Capital Adequacy Ratio			
Tier 1	**7.3%**	7.1%	7.2%
Tier 2	**3.9%**	3.9%	3.2%
Deductions	**-0.1%**	-0.1%	-0.1%
Total Capital Ratio	**11.1%**	10.9%	10.3%

(1) Reclassification of perpetual notes relating to the Bank's New Zealand Operations from Tier 2 to Tier 1 was granted by APRA in March 2004.
(2) From 1 July 2004, APRA requires that banks deduct certain capitalised expenses such as home loan broker commissions and capitalised borrowing costs from Tier 1 capital.
(3) Investments (pre-acquisition retained earnings) in funds management and administration companies and the investment in the mortgage insurance company (St.George Insurance Pte. Ltd.) are deducted from Tier 1 Capital.
(4) Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life insurance companies are deducted from the total of Tier 1 and Tier 2 capital.

The Adjusted Common Equity Ratio was 5.0% at 30 September 2004 down from 5.4% at 30 September 2003.

As at	**Sept 2004 $'m**	March 2004 $'m	Sept 2003 $'m
Adjusted Common Equity Ratio			
Tier 1 Capital	**3,110**	2,825	2,674
Less: SAINTS[1]	**302**	-	-
PRYMES	**291**	291	291
Depositary Capital Securities	**348**	328	366
Perpetual notes	**29**	24	-
Investment in non-consolidated entities net of goodwill and Tier 1 deductions	**27**	27	27
Adjusted Common Equity	**2,113**	2,155	1,990
Risk Weighted Assets	**42,581**	39,856	36,903
Adjusted Common Equity Ratio	**5.0%**	5.4%	5.4%

(1) At 30 September 2004, $302 million of the SAINTS qualified as Tier 1 capital. The remaining $43 million qualified as Tier 2 capital and is currently ineligible for classification as Tier 1 capital due to APRA's innovative capital limits.

3.3.3 Average Balances and Related Interest

Average Balance Sheet **For the Year Ended 30 September 2004**	**Average Balance $m**	**Interest $m**	**Average Rate**
INTEREST EARNING ASSETS :			
Cash and liquid assets	741	33	4.45%
Due from other financial institutions	300	12	4.00%
Investment / trading securities	6,077	319	5.25%
Loans and other receivables	52,964	3,752	7.08%
Total interest earning assets	60,082	4,116	6.85%
NON-INTEREST EARNING ASSETS :			
Bills receivable	26		
Property, plant and equipment	479		
Other assets	6,798		
Provision for doubtful debts	(262)		
Total non-interest earning assets	7,041		
TOTAL ASSETS	67,123		
INTEREST BEARING LIABILITIES :			
Retail funding	34,919	1,291	3.70%
Other deposits	9,616	551	5.73%
Due to other financial institutions	625	23	3.68%
Domestic borrowings	2,775	168	6.05%
Offshore borrowings(1)	9,198	471	5.12%
Total interest bearing liabilities	57,133	2,504	4.38%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	178		
Other non-interest bearing liabilities	5,286		
Total non-interest bearing liabilities	5,464		
TOTAL LIABILITIES	62,597		
SHAREHOLDERS' EQUITY(2)	4,526		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	67,123		
Interest Spread(3)			2.47%
Interest Margin(4)			2.68%

(1) Includes foreign exchange swap costs.
(2) Weighted average number of ordinary shares outstanding for the year were 509.9 million.
(3) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(4) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balances and Related Interest (continued)

Average Balance Sheet For the Year Ended 30 September 2003	Average Balance $m	Interest $m	Average Rate
INTEREST EARNING ASSETS :			
Cash and liquid assets	466	21	4.51%
Due from other financial institutions	160	5	3.13%
Investment / trading securities	5,612	269	4.79%
Loans and other receivables	46,253	3,139	6.79%
Total interest earning assets	52,491	3,434	6.54%
NON-INTEREST EARNING ASSETS :			
Bills receivable	19		
Property, plant and equipment	517		
Other assets	5,613		
Provision for doubtful debts	(234)		
Total non-interest earning assets	5,915		
TOTAL ASSETS	58,406		
INTEREST BEARING LIABILITIES :			
Retail funding	31,828	1,045	3.28%
Other deposits	8,525	443	5.20%
Due to other financial institutions	429	14	3.26%
Domestic borrowings	2,517	141	5.60%
Offshore borrowings(1)	6,743	340	5.04%
Total interest bearing liabilities	50,042	1,983	3.96%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	170		
Other non-interest bearing liabilities	4,033		
Total non-interest bearing liabilities	4,203		
TOTAL LIABILITIES	54,245		
SHAREHOLDERS' EQUITY(2)	4,161		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	58,406		
Interest Spread(3)			2.58%
Interest Margin(4)			2.76%

(1) Includes foreign exchange swap costs.
(2) Weighted average number of ordinary shares outstanding for the year were 502.3 million.
(3) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(4) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balances and Related Interest (continued)

Average Balance Sheet **For the Half-Year Ended 30 September 2004**	**Average Balance $m**	**Interest $m**	**Average Rate (1)**
INTEREST EARNING ASSETS :			
Cash and liquid assets	848	18	4.25%
Due from other financial institutions	256	6	4.69%
Investment / trading securities	6,305	170	5.39%
Loans and other receivables	54,603	1,956	7.16%
Total interest earning assets	62,012	2,150	6.93%
NON-INTEREST EARNING ASSETS :			
Bills receivable	37		
Property, plant and equipment	472		
Other assets	6,756		
Provision for doubtful debts	(272)		
Total non-interest earning assets	6,993		
TOTAL ASSETS	69,005		
INTEREST BEARING LIABILITIES :			
Retail funding	35,197	684	3.89%
Other deposits	9,776	281	5.75%
Due to other financial institutions	753	14	3.72%
Domestic borrowings	2,792	86	6.16%
Offshore borrowings(2)	10,401	267	5.13%
Total interest bearing liabilities	58,919	1,332	4.52%
NON-INTEREST BEARING LIABILITIES :			
Bills payable	178		
Other non-interest bearing liabilities	5,264		
Total non-interest bearing liabilities	5,442		
TOTAL LIABILITIES	64,361		
SHAREHOLDERS' EQUITY(3)	4,644		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	69,005		
Interest Spread(4)			2.41%
Interest Margin(5)			2.64%

(1) Annualised
(2) Includes foreign exchange swap costs.
(3) Weighted average number of ordinary shares outstanding for the half-year were 511.7 million.
(4) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(5) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balances and Related Interest (continued)

Average Balances and Related Interest For the Half-Year Ended 31 March 2004	**Average Balance $M**	**Interest $M**	**Average Rate (1) %**
INTEREST EARNING ASSETS:			
Cash and liquid assets	656	15	4.57%
Due from other financial institutions	321	6	3.74%
Investment / trading securities	5,760	149	5.17%
Loans and other receivables	51,273	1,796	7.01%
Total interest earning assets	58,010	1,966	6.78%
NON-INTEREST EARNING ASSETS:			
Bills receivable	36		
Property, plant and equipment	484		
Other assets	6,772		
Provision for doubtful debts	(252)		
Total non-interest earning assets	7,040		
TOTAL ASSETS	65,050		
INTEREST BEARING LIABILITIES:			
Retail funding	34,428	607	3.53%
Other deposits	9,557	270	5.65%
Due to other financial institutions	527	9	3.42%
Domestic borrowings	2,764	82	5.93%
Offshore borrowings (2)	7,948	204	5.13%
Total interest bearing liabilities	55,224	1,172	4.24%
NON-INTEREST BEARING LIABILITIES:			
Bills payable	177		
Other non-interest bearing liabilities	5,242		
Total non-interest bearing liabilities	5,419		
TOTAL LIABILITIES	60,643		
SHAREHOLDERS' EQUITY (3)	4,407		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	65,050		
Interest Spread (4)			2.54%
Interest Margin (5)			2.74%

(1) Annualised.
(2) Includes foreign exchange swap costs.
(3) Basic weighted average number of ordinary shares outstanding for the half-year were 508.1 million.
(4) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(5) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.4 Volume and Rate Analysis

The tables below allocates changes in interest income and interest expense between changes in volume and rate for the years ended 30 September 2004 and 30 September 2003 and the half-years ended 30 September 2004 and 31 March 2004. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

Full Year Movements

	September 2004 over September 2003 Change Due to			September 2003 over September 2002 Change Due to		
	Volume $M	Rate $M	Total $M	Volume $M	Rate $M	Total $M
INTEREST EARNING ASSETS :						
Cash and liquid assets	12	-	12	(10)	1	(9)
Due from other financial institutions	6	1	7	(1)	1	-
Investment / trading securities	24	26	50	30	11	41
Loans and other receivables	475	138	613	302	36	338
CHANGE IN INTEREST INCOME	517	165	682	321	49	370
INTEREST BEARING LIABILITIES :						
Retail funding	114	132	246	131	34	165
Other deposits	63	45	108	42	26	68
Due to financial institutions	7	2	9	2	3	5
Domestic borrowings	16	11	27	6	(2)	4
Offshore borrowings	126	5	131	(33)	43	10
CHANGE IN INTEREST EXPENSE	326	195	521	148	104	252
CHANGE IN NET INTEREST INCOME	191	(30)	161	173	(55)	118

Half-Year Movements

	September 2004 over March 2004 Change Due to			September 2003 over March 2003 Change Due to		
	Volume $M	Rate $M	Total $M	Volume $M	Rate $M	Total $M
INTEREST EARNING ASSETS :						
Cash and liquid assets	4	(1)	3	(3)	-	(3)
Due from other financial institutions	(2)	2	-	1	-	1
Investment / trading securities	15	6	21	(1)	(6)	(7)
Loans and other receivables	119	41	160	115	(6)	109
CHANGE IN INTEREST INCOME	136	48	184	112	(12)	100
INTEREST BEARING LIABILITIES :						
Retail funding	15	62	77	34	11	45
Other deposits	6	5	11	22	13	35
Due to financial institutions	4	1	5	4	-	4
Domestic borrowings	1	3	4	14	1	15
Offshore borrowings	63	-	63	(11)	(17)	(28)
CHANGE IN INTEREST EXPENSE	89	71	160	63	8	71
CHANGE IN NET INTEREST INCOME	47	(23)	24	49	(20)	29

3.3.5 Derivatives

The major categories of risk managed by the Group are credit risk, market risk, liquidity risk and operational risk. The Group uses derivatives as a cost effective way of managing market risk. Derivatives incur extremely low transaction costs in comparison to the face value of the contract. Prudent management of market risk involves the use of derivatives to transfer all or part of the risk to counterparties who are willing to accept it. Derivatives therefore provide protection to income streams from volatile interest and foreign exchange rates in the financial markets.

The following table provides an overview of the Group's exchange rate and interest rate derivatives. It includes all trading and non-trading contracts.

As at	**30 September 2004**		31 March 2004		30 September 2003	
	Notional Amount $M	**Credit Equivalent* $M**	Notional Amount $M	Credit Equivalent* $M	Notional Amount $M	Credit Equivalent* $M
Foreign Exchange						
Spot, Forwards	**9,839**	**168**	13,826	329	13,849	263
Swaps	**9,961**	**620**	7,635	439	5,985	277
Options	**3,109**	**18**	4,274	32	4,321	30
Total	**22,909**	**806**	25,735	800	24,155	570
Interest Rate						
Futures	**14,591**	**-**	7,831	-	7,627	-
Forward Rate Agreements	**31,585**	**3**	37,535	4	29,830	4
Swaps	**72,399**	**195**	77,105	138	63,493	198
Options	**362**	**2**	173	-	34	-
Total	**118,937**	**200**	122,644	142	100,984	202
Grand Total	**141,846**	**1,006**	148,379	942	125,139	772

* Credit Equivalent represents a measure of the potential loss to the Group as a result of non-performance by counterparties.

3.3.5 Derivatives (continued)

The Group's major use of derivatives is as a hedge for balance sheet assets, the primary exposure to derivative transactions is with counterparties that are rated investment grade quality.

The St.George risk rating system has six levels of classification based upon Standard and Poor's International Rating system. The levels are:

Level	International Rating
1	AAA
2	AA or better
3	A or better
4	BBB or better
5	BBB-
6	BB+

The graph below shows the percentage counterparty risk exposure on derivatives on a notional contract basis totalling $141.8 billion as at 30 September 2004 (30 September 2003: $125.1 billion).


Counterparty Credit Risk
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
13.11%
10.91%
73.96%
1.20%
0.17%
0.65%
1
2
3
4
5
6
Level

3.3.5 Derivatives (continued)

Market Risk from Trading Activities

Market risk is the potential for losses arising from the adverse movements in the level of market factors such as foreign exchange rates, interest rates or exchange rate volatilities.

Trading activities give rise to market risk. This risk is controlled by an overall risk management framework that incorporates a number of market risk measurements including value at risk (VaR). VaR is a statistical estimate of the potential loss that could be incurred if the Bank's trading positions were maintained for a defined period of time. A confidence level of 99% is used at St.George; this implies that for every 100 days, the loss will not exceed the VaR limit on 99 of those days. VaR is not an estimate of the maximum loss the trading activities could incur from an extreme market event.

VaR measurements are supplemented by a series of stress tests that are used to capture the possibility of extreme events or market shocks. Additionally the market risk framework includes enforcing stoploss limits on all portfolios, basis point sensitivity limits, specific options limits and control of large or unusual trading activity.

St.George uses Monte Carlo simulation to calculate VaR. This model takes into account all relevant market variables. It is approved by APRA for regulatory purposes and is operated within the overall framework outlined in the APRA Prudential Standards.

The following table provides a summary of VaR by total risk taken and by trading unit for the half years ended 30 September 2004, 31 March 2004 and 30 September 2003.

Six months ended	30 September 2004		31 March 2004		30 September 2003	
$'000	High	Average	High	Average	High	Average
Foreign Exchange VaR	778	341	1,853	887	1,737	910
Domestic VaR	1,329	502	1,110	464	1,104	517
Total Room Risk	1,525	679	1,253	622	1,565	590

Note: the table above incorporates all options risk. VaR is calculated at a 99% confidence interval for a 1day-holding period.

Actual and hypothetical profit and loss outcomes are monitored against VaR on a daily basis as part of the model validation process. Hypothetical profit and loss involves holding a portfolio constant thereby excluding any intraday trading activity.

3.3.6 Share and Option Plans

Three employee share plans and one executive option plan were approved by shareholders at the Annual General Meeting of the Bank held on 3 February 1998. A Non-Executive Director's Share Purchase Plan was approved by shareholders at the Annual General Meeting held on 17 December 1999.

Details of allocations under these plans are contained in the Group's Full Financial report for the 30 September 2004 year.

4 Further Information

4.1 Branches

As at	Sept 2004	March 2004	Sept 2003
New South Wales	**204**	206	222
Australian Capital Territory	**13**	13	13
Queensland	**22**	21	23
Victoria	**36**	35	31
South Australia	**110**	109	109
Western Australia	**2**	2	2
Northern Territory	**4**	4	4
Total	**391**	390	404
Assets per branch - $m	**179**	170	155
Net Profit(1) per branch (annualised)			
- after income tax, OEI and before goodwill and significant items - $'000	**2,225**	2,200	1,896
- after income tax, OEI, goodwill and before significant items - $'000	**1,962**	1,933	1,629

(1) Before Preference Dividends.

4.2 Staffing (full time equivalents)

As at	Sept 2004	March 2004	Sept 2003
New South Wales	**4,696**	4,578	4,576
Australian Capital Territory	**160**	164	146
Queensland	**254**	252	242
Victoria	**332**	331	287
South Australia	**1,180**	1,201	1,178
Western Australia	**93**	96	94
Northern Territory	**33**	33	35
	6,748	6,655	6,558
SEALCORP	**615**	579	604
Scottish Pacific	**136**	140	143
St.George Bank New Zealand	**42**	20	20
Total Permanent and Casual Staff	**7,541**	7,394	7,325
Assets per staff - $m	**9.3**	9.0	8.6
Staff per $m assets - No.	**0.11**	0.11	0.12
Net Profit (1) per average staff (annualised)			
- after income tax, OEI and before goodwill and significant items - $'000	**117.5**	117.1	106.9
- after income tax, OEI, goodwill and before significant items - $'000	**103.6**	102.9	91.8
Total Group Workforce(2)	**8,046**	7,932	7,839

(1) Before Preference Dividends.
(2) The total Group workforce comprises permanent, casual and temporary staff and contractors.

4.3 Dates and Credit Ratings

Financial Calendar

Date	Event
2 November 2004	Ex-dividend trading for SAINTS
8 November 2004	Record date for SAINTS
22 November 2004	Payment date for SAINTS
29 November 2004	Ex-dividend trading for final ordinary share dividend
3 December 2004	Record date for final ordinary share dividend
17 December 2004	Payment of final ordinary share dividend
17 December 2004	Annual General Meeting
31 March 2005	Financial half-year end

Proposed Dates

Date	Event
1 February 2005	Ex-dividend trading for PRYMES and SAINTS
7 February 2005	Record date for PRYMES and SAINTS
21 February 2005	Payment date for PRYMES and SAINTS
2 May 2005	Ex-dividend trading for SAINTS
3 May 2005	Announcement of financial results and interim ordinary share dividend
6 May 2005	Record date for SAINTS
20 May 2005	Payment date for SAINTS
30 May 2005	Melbourne Shareholder Information Meeting
14 June 2005	Ex-dividend trading for interim ordinary share dividend
20 June 2005	Record date for interim ordinary share dividend
4 July 2005	Payment of interim ordinary share dividend
2 August 2005	Ex-dividend trading for PRYMES and SAINTS
8 August 2005	Record date for PRYMES and SAINTS
22 August 2005	Payment date for PRYMES and SAINTS
30 September 2005	Financial year end

Credit Ratings

	Short term	Long term
Standard & Poor's	A-1	A
Moody's Investors Service	P-1	A2
Fitch Ratings	F1	A+

Further Information

Contact Details	Media	Analysts
Name:	Jeremy Griffith	Sean O'Sullivan
Position:	General Manager – Corporate Relations	Investor Relations Manager
Phone:	(02) 9236 1328	(02) 9236 3618
Mobile:	0411 259 432	0412 139 711
Fax:	(02) 9236 3740	(02) 9236 2822
Email:	griffithj@stgeorge.com.au	osullivans@stgeorge.com.au

st.george

St.George Bank Limited
ABN 92 055 513 070

Consolidated Financial Statements

for the year ended
30 September 2004

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 SEPTEMBER 2004

		Consolidated	
		2004	2003
	NOTE	**$M**	$M
Interest income		**4,116**	3,434
Interest expense		**2,504**	1,983
Net interest income		**1,612**	1,451
Other income	1	**975**	910
Total ordinary income (net of interest expense)		**2,587**	2,361
Charge for bad and doubtful debts		**112**	102
Operating expenses			
- staff		**629**	577
- computer and equipment		**210**	207
- occupancy		**132**	125
- administration and other		**268**	261
Total operating expenses	1	**1,239**	1,170
Share of net (profit)/loss of associates accounted for using the equity method		**(2)**	3
Goodwill amortisation		**103**	108
Profit from ordinary activities before income tax		**1,135**	978
Income tax expense	1	**372**	325
Profit from ordinary activities after income tax		**763**	653
Net (loss) attributable to outside equity interests		**(4)**	(5)
Net profit attributable to members of the Bank		**767**	658
Non Owner Changes in Equity			
Net increase in asset revaluation and realisation reserve		**-**	18
Net (decrease)/increase in claims equalisation reserve		**(19)**	6
Net increase in depositors' and borrowers' redemption reserve		**-**	1
Foreign currency translation adjustment		**2**	-
Net decrease in retained profits on initial adoption of revised AASB 1028 "Employee Benefits"		**-**	(1)
		(17)	24
Total change in equity other than those resulting from transactions with owners as owners		**750**	682
Dividends per ordinary share (cents)	2	**122**	95
Basic earnings per ordinary share (cents)	3	**140.6**	120.7
Diluted earnings per ordinary share (cents)	3	**140.3**	120.8
Basic earnings per preferred resetting yield marketable equity security ($)	3	**6.36**	6.36
Basic earnings per subordinated adjustable income non-refundable tier 1 security ($)	3	**4.75**	-

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF FINANCIAL POSITION
AS AT 30 SEPTEMBER 2004

	NOTE	Consolidated 2004 $M	2003 $M
ASSETS			
Cash and liquid assets		**1,180**	769
Due from other financial institutions		**371**	335
Trading securities		**5,200**	5,276
Investment securities		**415**	143
Loans and other receivables		**54,782**	48,904
Bank acceptances of customers		**5,132**	3,391
Investment in associated companies		**2**	7
Other investments		**76**	102
Property, plant and equipment		**472**	506
Goodwill		**1,165**	1,268
Other assets		**1,165**	2,013
TOTAL ASSETS		**69,960**	62,714
LIABILITIES			
Deposits and other borrowings		**46,083**	45,291
Due to other financial institutions		**758**	501
Bank acceptances		**5,132**	3,391
Provision for dividends		**12**	10
Income tax liability		**365**	320
Other provisions		**106**	93
Bonds and notes		**9,769**	5,548
Loan capital		**1,619**	1,080
Bills payable and other liabilities		**1,087**	2,115
TOTAL LIABILITIES		**64,931**	58,349
NET ASSETS		**5,029**	4,365
SHAREHOLDERS' EQUITY			
Share capital	4	**3,964**	3,468
Reserves		**87**	104
Retained profits	5	**619**	442
SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE BANK		**4,670**	4,014
Outside equity interests in controlled entities		**359**	351
TOTAL SHAREHOLDERS' EQUITY		**5,029**	4,365

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2004

	Consolidated 2004 $M	Consolidated 2003 $M
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest received	**4,121**	3,441
Interest paid	**(2,398)**	(2,109)
Dividends received	**4**	3
Other income received	**1,194**	1,009
Operating expenses paid	**(1,420)**	(1,205)
Income taxes paid	**(342)**	(259)
Net proceeds from/(payments for) the sale and purchase of trading securities	**44**	472
Net cash provided by operating activities	**1,203**	1,352
CASH FLOWS FROM INVESTING ACTIVITIES		
Disposal of controlled entities	**12**	(4)
Restructuring costs	**-**	(20)
Net (payments for)/proceeds from sale and purchase of investment securities	**(269)**	247
Net increase in loans and other receivables	**(5,878)**	(6,208)
Payments for shares	**(13)**	(4)
Proceeds from sale of shares	**39**	12
Research and development costs	**-**	(6)
Proceeds from sale of other investments	**25**	-
Payments for property, plant and equipment	**(71)**	(53)
Proceeds from sale of property, plant and equipment	**51**	64
Net increase in other assets	**(112)**	(2)
Net cash used in investing activities	**(6,216)**	(5,974)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	**736**	7,024
Proceeds from other borrowings	**27,183**	9,901
Repayment of other borrowings	**(23,324)**	(10,845)
Proceeds from loan capital	**578**	249
Repayment of loan capital	**-**	(39)
Net increase/(decrease) in other liabilities	**201**	(434)
Proceeds from the issue of shares	**-**	5
Net proceeds from the issue of SAINTS	**345**	-
Net proceeds from the issue of perpetual notes	**12**	17
Dividends paid	**(457)**	(374)
Net cash provided by financing activities	**5,274**	5,504
Net increase in cash and cash equivalents	**261**	882
Cash and cash equivalents at the beginning of the financial year	**413**	(469)
Cash and cash equivalents at the end of the financial year	**674**	413

	Consolidated 2004 $M	Consolidated 2003 $M
NOTE 1 INDIVIDUALLY SIGNIFICANT ITEMS		
Other Income		
Other income before individually significant item	**958**	910
Individually Significant Item		
Profit on sale of shares (i)	**17**	-
Total other income	**975**	910
Operating expenses		
Operating expenses before significant items	**1,222**	1,170
Individually Significant Items		
Write-off of computer applications and equipment (ii)	**17**	-
Total operating expenses	**1,239**	1,170
Income Tax Expense		
Income tax expense before individually significant items	**372**	325
Individually Significant Items		
Income tax expense on profit on sale of shares (i)	**5**	-
Income tax benefit on write-off of computer applications and equipment (ii)	**(5)**	-
	-	-
Total income tax expense	**372**	325
SUMMARY		
Profit before tax from individually significant items	**-**	-
Tax expense attributable to individually significant items	**-**	-
Net impact after tax from individually significant items	**-**	-

2004 year

(i) On 15 April 2004, the Bank sold 4,319,290 shares it held in Cashcard Australia Limited to First Data Corporation Limited in accordance with the Scheme of Arrangement approved by the Supreme Court on 2 April 2004. The sale resulted in a profit before tax of $17 million ($12 million after tax).

(ii) Primarily relates to a reassessment of the expected future benefits attributable to the Bank's front end lending platform (CLAS) with a $13 million write-down recognised, resulting in a $nil carrying value for CLAS. The Bank has been advised that the software vendor supporting the platform that CLAS operates on will be phasing out their support. The Bank intends to commence replacing CLAS during the year ending 30 September 2005.

2003 year

There were no significant items during the year.

NOTE 2 DIVIDENDS PROVIDED FOR OR PAID

Type	Cents Per Share	Consolidated $M	Date of Payment	Franking Rate	Percentage Franked
2004					
Interim 2004 - ordinary shares	60.0	306	2-Jul-04	30%	100%
Final 2003 - ordinary shares	50.0	253	19-Dec-03	30%	100%
Depositary capital securities (1) (8)		6	31-Dec-03	-	-
Depositary capital securities		15	30-Jun-04	-	-
Depositary capital securities (2)		8	31-Dec-04	-	-
Preferred resetting yield marketable equity securities (4)		7	20-Feb-04	30%	100%
Preferred resetting yield marketable equity securities		10	20-Aug-04	30%	100%
Preferred resetting yield marketable equity securities (6)		2	21-Feb-05	30%	100%
Subordinated adjustable income non-refundable tier 1 securities (7)		2	22-Nov-04	30%	100%
		609			
2003					
Interim 2003 - ordinary shares	45.0	227	2-Jul-03	30%	100%
Final 2002 - ordinary shares	42.0	209	13-Dec-02	30%	100%
Depositary capital securities (3)		9	31-Dec-02	-	-
Depositary capital securities		16	30-Jun-03	-	-
Depositary capital securities (1)		8	31-Dec-03	-	-
Preferred resetting yield marketable equity securities (5)		7	20-Feb-03	30%	100%
Preferred resetting yield marketable equity securities		10	20-Aug-03	30%	100%
Preferred resetting yield marketable equity securities (4)		2	20-Feb-04	30%	100%
		488			

(1) A total dividend of $14 million was paid of which $6 million related to the 2004 financial year and $8 million related to the 2003 financial year.
(2) A total dividend of approximately $15 million will be payable on 31 December 2004 of which $8 million relates to the 2004 financial year.
(3) A total dividend of $19 million was paid of which $9 million related to the 2003 financial year and $10 million to the 2002 financial year.
(4) A total dividend of $9 million was paid on 20 February 2004 of which $7 million related to the 2004 financial year and $2 million related to the 2003 financial year.
(5) A total dividend of $10 million was paid on 20 February 2003 of which $7 million related to the 2003 financial year and $3 million related to the 2002 financial year.
(6) A total dividend of $9 million will be payable on 21 February 2005 of which $2 million relates to the 2004 financial year.
(7) A total dividend of $5 million will be payable on 22 November 2004 of which $2 million relates to the 2004 financial year.
(8) Dividends provided for or paid on depositary capital securities will be paid by St.George Funding Company LLC to the holders of the securities, out of profits to which no franking credits are attached.

Subsequent Events	Cents Per Share	Consolidated $M	Date Payable	Franking Rate	Percentage Franked
Since the end of the financial year, the directors declared the following dividend:					
Final - Ordinary	62.0	319	17-Dec-04	30%	100%

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 September 2004 and will be recognised in subsequent financial statements.

Dividend Franking Account

It is anticipated that the balance of the consolidated franking account will be $405 million (2003: $319 million) after adjusting for:
(i) franking credits that will arise from the payment of income tax payable as at the end of the year; and
(ii) franking debits that will arise from the payment of dividends recognised as a liability; and
(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and
(iv) franking credits that the consolidated entity may be prevented from distributing in the subsequent financial year.

After also allowing for the 30 September 2004 year final ordinary dividend, the consolidated franking account will be $268 million (30 September 2003: $209 million).

NOTE 3 EARNINGS PER SHARE

	Consolidated 2004	2003
Earnings Per Share		
Basic - ordinary (cents)	**140.6**	120.7
Diluted - ordinary (cents)	**140.3**	120.8
Basic - PRYMES ($)	**6.36**	6.36
Basic - SAINTS ($)	**4.75**	-
Alternative earnings per share (1)		
Basic - ordinary (cents)	**160.8**	142.2
Diluted - ordinary (cents)	**160.0**	141.7
Weighted average number of shares		
Basic - ordinary	**509,896,418**	502,313,510
Impact of potential dilutive issue:		
Options over ordinary shares	**343,939**	238,540
PRYMES	**14,082,028**	15,016,706
SAINTS		-
Diluted - ordinary	**524,322,385**	517,568,756
Basic - PRYMES	**3,000,000**	3,000,000
Basic - SAINTS	**469,863**	-
Reconciliations of earnings used in calculating earnings per share	**$M**	$M
(a) Basic earnings per ordinary share		
Profit from ordinary activities after income tax	**763**	653
Less Net loss attributable to outside equity interests	**(4)**	(5)
Preference dividends	**50**	52
Earnings used in calculating basic earnings per share	**717**	606
Add Goodwill amortisation	**103**	108
Net after tax impact of individually significant items	**-**	-
Earnings used in calculating alternative basic earnings per share	**820**	714
(b) Diluted earnings per ordinary share		
Profit from ordinary activities after income tax	**763**	653
Less Net loss attributable to outside equity interests	**(4)**	(5)
Preference dividends	**50**	52
Add Earnings adjustments on potentially dilutive issues	**19**	19
Earnings used in calculating diluted earnings per share	**736**	625
Add Goodwill amortisation	**103**	108
Net after tax impact of individually significant items	**-**	-
Earnings used in calculating alternative diluted earnings per share	**839**	733
(c) Basic earnings attributable to PRYMES	**19**	19
(d) Basic earnings attributable to SAINTS	**2**	-

(1) The alternative basic and diluted earnings per ordinary share amounts have been calculated to exclude the impact of goodwill amortisation and individually significant items to provide a meaningful analysis of the earnings per ordinary share performance of the underlying business.

	Note	Consolidated 2004 $M	2003 $M	2004 No. of shares	2003 No. of shares
NOTE 4 SHARE CAPITAL					
Capital					
Fully paid ordinary shares	(a)	**3,313**	3,162	**513,788,050**	505,592,816
Fully paid PRYMES		**291**	291	**3,000,000**	3,000,000
Fully paid SAINTS		**345**	-	**3,500,000**	-
General reserve		**15**	15		
		3,964	3,468		
Issued and uncalled capital					
Borrowers' shares unpaid		-	-	**4,766**	6,069
Depositors' shares unpaid		-	-	**274,304**	300,842
(a) Movement in ordinary share capital					
Balance at beginning of financial year		**3,162**	3,043	**505,592,816**	498,097,921
Ordinary shares issued		**151**	119	**8,195,234**	7,494,895
Balance at end of financial year		**3,313**	3,162	**513,788,050**	505,592,816

NOTE 5 RETAINED PROFITS

	2004 $M	2003 $M
Retained profits at the beginning of the financial year	**442**	71
Adjustments to opening retained profits		
Reversal of 2002 final ordinary dividend on initial adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	-	209
AASB 1028 "Employee Benefits" adjustment	-	(1)
Adjusted opening retained profits	**442**	279
Net profit after income tax attributable to members of the Bank	**767**	658
Total available for appropriation	**1,209**	937
Dividends recognised during the year	**(609)**	(488)
Transfer from/(to) reserve	**19**	(7)
Retained profits at the end of the financial year	**619**	442

NOTE 6 EXECUTIVE OPTION PLAN

The Managing Director and executive officers are eligible to participate in the Option Plan. Exercise is conditional upon the Bank achieving a prescribed performance hurdle. Separate performance hurdles have been established in relation to the exercise of the Managing Director's options. The options do not grant rights to the option holders to participate in a share issue of any other body corporate. Non-executive directors are not eligible to participate in the plan.

Date Options Granted	Exercise Period (1)			Exercise Price ($) (2)	Options Outstanding 1 Oct 2003	Movement during the year Number of Options			Options Outstanding 30 Sep 2004	Senior Executives In Plan (3)	Fair Value per Option Granted during the year ($) (4)
						Granted	Forfeited	Exercised			
17-Mar-00	17-Mar-03	to	17-Mar-05	11.39	30,000	-	-	30,000	-		
12-Dec-01	12-Jun-04	to	12-Dec-06	16.91	250,000	-	-	-	250,000		
12-Dec-01	12-Jun-05	to	12-Dec-06	16.91	250,000	-	-	-	250,000	1	
12-Dec-01	12-Jun-06	to	12-Dec-06	16.91	500,000	-	-	-	500,000		
01-Oct-02	15-Nov-04	to	01-Oct-07	18.16	148,429	-	-	-	148,429		
01-Oct-02	15-Nov-05	to	01-Oct-07	18.16	148,429	-	-	-	148,429	8	
01-Oct-02	15-Nov-05	to	01-Oct-07	18.16	148,429	-	-	-	148,429		
1-Oct-03	30-Sep-05	to	01-Oct-09	20.40	-	214,835	-	-	214,835		2.08
1-Oct-03	30-Sep-06	to	01-Oct-09	20.40	-	214,835	-	-	214,835	8	2.10
1-Oct-03	30-Sep-07	to	01-Oct-09	20.40	-	214,835	-	-	214,835		2.12
				TOTAL	1,475,287	644,505	-	30,000	2,089,792		

(1) The options may be exercisable at an earlier date as prescribed by the Option Plan Rules.

(2) A premium is added to the exercise price of the options, which represents the time value of money component of the value of the options (calculated as the difference between the actual dividend and bond yields for the year from the Grant Date of the options to the earliest exercise date). The exercise price represents the market value of the Bank's ordinary shares at the Grant Date of the options. This market value represents the weighted average trading price during the five trading days prior to and including the Grant Date, calculated in accordance with the Option Plan Rules.

(3) Participating executives are required to hold a minimum of 5,000 ordinary shares in the Bank in order to participate in the Option Plan.

(4) The fair value of options granted during the year has been determined using the Binomial method. The fair value has not been discounted for the probability of not meeting performance hurdles (where applicable). If the options granted during the year were expensed at their fair value, there would have been a $1 million reduction in the consolidated entity's and Bank's current year after tax profit. The following factors were used in determining the fair value of options on the grant date:

Grant Date	Date First Exercisable	Fair Value per Option $	Exercise Price $	Price of Shares on Grant Date $	Estimated Volatility %	Risk Free Interest Rate %	Dividend Yield %	Expected Life (Years)
01-Oct-03	30-Sep-05	2.08	20.40	20.40	17.2	4.83	4.28	3
01-Oct-03	30-Sep-06	2.10	20.40	20.40	17.2	4.92	4.28	3
01-Oct-03	30-Sep-07	2.12	20.40	20.40	17.2	4.98	4.28	3

No options were granted to Mrs Kelly during the year.

The following is a summary of performance conditions in respect of options granted to specified executives during the year:

Options are generally granted to Specified Executives in three equal tranches, with each tranche having fifty percent of the entitlement subject to a Total Shareholder Return (TSR) performance condition and fifty percent subject to an Earnings Per Share (EPS) performance condition.

TSR Entitlement

Provided the participant remains an employee of St.George up to and including the Prescribed Exercise Date in relation to Tranche 1, 2 and 3 of a grant, if the Bank's TSR exceeds the performance of the S&P/ASX50 accumulation index during the period from the grant date to the measurement date, as measured on that date, the holder will be entitled to exercise 50% of the relevant Tranche Entitlement.

If the TSR condition is not achieved, the condition will be retested on the last trading day of each subsequent calendar month up until 30 September 2008, at which time if the condition is not met, the options will be forfeited.

NOTE 6 EXECUTIVE OPTION PLAN

TSR is the measure of return on an investment in the Bank's ordinary shares. The return is based on a compounding rate, incorporating all capital gains and dividend payments over the specified period, which is then smoothed by calculating a retrospective average over the 22 trading days up to and including the measurement day. The measurement day is the last trading day of the calendar month in which the measurement is taken. The S&P/ASX 50 accumulation index will also be smoothed using the same methodology.

EPS Entitlement
Provided the participant remains an employee of St.George up to and including the Prescribed Exercise Date in relation to Tranche 1, 2 or 3 where the EPS for the performance year specified by the tranche equals or exceeds:

(i) the EPS for the preceding financial year by more than 10%; or

(ii) that figure which EPS would have reached had the EPS for the year ending for the specific tranche grown at an annual rate of 10%, compounding annually from 30 September 2003.

the holder will be entitled to exercise 50% of the Tranche entitlement.

If the EPS condition is not achieved, then the particular EPS Entitlement will accumulate to the next Tranche and is retested annually up to 30 September 2008, at which time if the condition is not met, then the options will be forfeited.

NOTICE TO ST.GEORGE BANK CUSTOMERS

Special Service Fees effective 8 December 2004*

Payment Services/Bank Cheques	
Bank cheque (Staff assisted) – Purchase or Replace	$8.00
Bank cheque via St.George Internet Banking/Business Banking Online	$6.00
Fee for the issue of a bank cheque, at your request, to a third party when a Fixed Term Account/Term Deposit is repaid	$8.00
Cheque Services/Stop Payment of Cheque	
Stopping payment on a cheque at your request (staff assisted) – single or multiple items	$15.00
Stopping payment on a cheque through phone and Internet banking/Business Banking Online – single item	$8.00
Document Requests/Voucher Enquiry Fee/Statements	
Copy of deposit or withdrawal slip	$15.00
Copy of personal or bank cheque after it has been presented (staff assisted)	$15.00
Copy of personal cheque via phone and Internet banking	$15.00
Duplicate account statement (charge per statement cycle period) – Mailed (requested through phone and Internet banking/Business Banking Online) – Faxed (requested through phone banking/Business Banking Online)	$4.00
Document Request/Opening an Account	
Search Fee^	$50.00
Other Services/Other Changes/Voucher Enquiry Fee	
Miscellaneous Service fee: – Trace of personal or bank cheque after it has been presented (cheque copy must be obtained first)	$35.00 per item
Multiple credits (includes payroll credits) – cheque drawn on other institution	$5.00 per credit
Bank Drafts	
Issue of Bank draft (regardless of currency or amount)	$20.00
Repurchase (when draft is presented over the counter)	$20.00
Overseas Services/Telegraphic Transfers	
Overseas Telegraphic Transfer (plus overseas bank charges) – staff assisted	$30.00
Inward Telegraphic Transfer ($A received or foreign currency received and converted to $A, plus overseas bank charges) – credited to an account held with St.George	$15.00
Foreign Currency Services/Foreign Items Purchased	
Overseas bills for collection (plus overseas bank charges)	$40.00
Inward bills for collection (items received from overseas bank for collection)	$40.00

*These special service fee changes do not apply to the eCASH account or the CASH Connect account.
^A search fee applies to all businesses, trading names or companies opening an account, or to confirm any changes in name, directorship or structure. The fee is charged unless the account holder can provide a current search (less than one month old). Where multiple searches are required, then the fee is charged per search.

DBD0862/204/K10/04 St.George Bank Limited ABN 92 055 513 070 AFSL 240997

Notice to dragondirect customers

Special Service Fees on ***directaccount*** effective 8 December 2004.

Payment Services	
Bank Cheque (staff assisted) - Purchase or Replace	$8.00
Bank Cheque (bank cheque via St.George Internet banking)	$6.00
Cheque Services	
Stopping payment on a cheque at your request (staff assisted) - single or multiple items	$15.00
Stopping payment on a cheque through phone and Internet banking - single item	$8.00
Document Requests (charged per voucher request)	
Copy of deposit or withdrawal slip	$15.00
Copy of bank cheque after it has been presented (staff assisted)	$15.00
Duplicate account statement (charge per statement cycle period) - Mailed (requested through phone and Internet banking) - Faxed (requested through phone banking)	$4.00
Search Fee*	$50.00
Other Services	
Miscellaneous Service fee: - Trace of bank cheque after it has been presented (cheque copy must be obtained first)	$35.00 per item
Multiple credits (includes payroll credits) - cheque drawn on other institution	$5.00 per credit
Bank Draft Services	
Issue of bank draft (regardless of currency or amount)	$20.00
Repurchase (when draft is presented over the counter)	$20.00
Overseas Services	
Overseas telegraphic transfer (plus overseas bank charges) - staff assisted	$30.00
Inward telegraphic transfer ($A received or foreign currency received and converted to $A, plus overseas bank charges) - credited to an account held with St.George	$15.00
Foreign Currency Services	
Overseas bills for collection (plus overseas bank charges)	$40.00
Inward bills for collection (items received from overseas bank for collection)	$40.00

*A search fee applies to all businesses, trading names or companies opening a ***directaccount***, or to confirm any changes in name, directorship or structure. The fee is charged unless the account holder can provide a current search (less than one month old). Where multiple searches are required, then the fee is charged per search.

dragondirect, a division of St.George Bank Limited ABN 92 055 513 070 AFSL 240997
DBD0870/204/K10/04